[redacted]

12028265

DEC 07 2012

Washington, DC 20549

December 7, 2012

No Act DC
PE 11/20/12

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Act: 1934
Section:
Rule: 12g-3
Public Availability: 12-7-2012

Re: Tower Group, Inc.
Incoming letter dated November 20, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transaction will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Tower will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Tower may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether the New Tower "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining New Tower's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of New Tower Common Shares that may be sold pursuant to Rule 144(e).

- The Division will not object if New Tower, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8, provided that New Tower adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Mail Stop 4561

John M. Schwolsky
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Re: Tower Group, Inc.

Dear Mr. Schwolsky:

In regard to your letter of November 20, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

Securities Exchange Act of 1934—Rules 12g-3 and 12b-2
Securities Act of 1933—Forms S-3 and S-4
Securities Act of 1933—Rules 144 and 414

November 20, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TOWER GROUP, INC. AND CANOPIUS HOLDINGS BERMUDA LIMITED

Ladies and Gentlemen:

We are counsel for Tower Group, Inc., a Delaware corporation (the "**Company**"), and, on its behalf, request advice from the staff of the Office of Chief Counsel, Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "**Securities Act**"), and the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), arising out of the Company's proposed plan to consummate a merger transaction with Canopius Holdings Bermuda Limited ("**Canopius Bermuda**"), following which the combined company will be a Bermuda exempted company currently expected to be named Tower Group International, Ltd.

Background Information

1. The Company

The Company was incorporated in Delaware in March 1996. The Company is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share ("**Company Common Stock**"), and 2,000,000 shares of preferred stock, par value $0.01 per share. As of November 8, 2012, 38,376,845 shares of Company Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The Company Common Stock is registered under Section 12(b) of the Exchange Act and is listed on The NASDAQ Global Select Market under the symbol "TWGP." The Company is a large accelerated filer under Exchange Act Rule 12b-2 and has a market capitalization of approximately $650 million as of the date hereof. The only class of securities with respect to which the Company has a reporting obligation under the Exchange Act is the Company

Common Stock. The Company has been a reporting company under the Exchange Act for more than seven years and is current in all of its reporting obligations thereunder.

The Company currently maintains the Tower Group, Inc. 2004 Long-Term Equity Compensation Plan (as amended and restated, effective May 15, 2008, the "**Plan**"). As of October 5, 855,530 shares of Company Common Stock were subject to outstanding options issued under the Plan ("**Company Options**"). The Company maintains the following effective registration statements on Form S-8: (i) Registration No. 333-120320 filed with the Commission on November 9, 2004, (ii) Registration No. 333-151801 filed with the Commission on June 20, 2008; (iii) Registration No. 333-157112 filed with the Commission on February 5, 2009 and (iv) Registration No. 333-163117 filed with the Commission on November 13, 2009 (such registration statements, the "**Company S-8s**").

On September 20, 2010, the Company issued $150 million aggregate principal amount of 5.00% Convertible Senior Notes scheduled to mature on September 15, 2014 (the "**Convertible Notes**") in transactions exempt from the registration requirements of the Securities Act pursuant to an indenture with U.S. Bank National Association, as trustee (the "**Convertible Note Indenture**"). The Convertible Note Indenture, including the form of Convertible Note, and the Convertible Note hedging transactions entered into by the Company in connection therewith, were filed as an exhibit to the Company's Current Report on Form 8-K on September 20, 2010. Among other consequences, consummation of the merger with Canopius Bermuda will constitute a "make-whole fundamental change" under the terms of the Convertible Note Indenture, which will thereafter entitle the holders of the Convertible Notes to elect to convert all or a portion of their notes, within three business days following satisfaction of the conversion procedures, directly for the merger consideration at an increased conversion rate. The Company currently intends to effect any such conversion using common shares of New Tower (as defined below) in lieu of cash. Any common shares of New Tower issued upon conversion of the Convertible Notes will not be registered under the Registration Statement (as defined below). As of September 30, 2012, $150 million aggregate principal amount of the Convertible Notes was outstanding.

The Tower group of companies is one of the 50 largest providers of property and casualty insurance products and services in the United States. Through its insurance subsidiaries, managing general agencies and management companies, the Company offers a broad range of commercial, specialty and personal property and casualty insurance products and services to businesses in various industries and to individuals throughout the country. The Company and its subsidiaries provide coverage for many different market sectors, including non-standard risks that do not fit the underwriting criteria of standard risk carriers due to factors such as type of business, location and premium per policy. The Company and its subsidiaries provide these products on both an admitted and excess and surplus basis.

For the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, the Company had total revenues on a consolidated basis of approximately $1.46 billion, $1.78 billion and $1.45 billion, respectively, and net income (loss) on a consolidated basis of approximately $99.2 million, $72.1 million and $36.8

million, respectively. As of December 31, 2010 and 2011 and September 30, 2012, the Company had total assets of approximately $4.2 billion, $4.4 billion and $4.7 billion, respectively. As of September 30, 2012, the Company had approximately 1,400 full-time employees.

2. Canopius Bermuda

Canopius Bermuda is a privately-held exempted company formed under the laws of Bermuda in October 2007. Canopius Bermuda currently has no reporting obligations under the Exchange Act with respect to any class of its securities. However, Canopius Bermuda will become subject to the reporting requirements of Section 15(d) of the Exchange Act upon and as a result of the Registration Statement (as defined below) being declared effective by the Commission. Canopius Bermuda has determined that it qualifies as a foreign private issuer under Securities Act Rule 405 and Exchange Act Rule 3b-4.

Canopius Bermuda is currently authorized to issue 150,000,000 common shares, par value $0.01 per share. As of the date hereof, 100 common shares of Canopius Bermuda have been issued and are outstanding, all of which are owned by Canopius Group Limited ("**Canopius Parent**"). Prior to the merger with the Company, Canopius Parent will sell 100% of its equity ownership of Canopius Bermuda to a group of yet-to-be identified third party institutional investors (the "**Third Party Investors**") in transactions exempt from the registration requirements of the Securities Act (the "**Third Party Sale**"). Canopius Bermuda has no options, preferred stock or debt securities convertible into its common shares outstanding.

Canopius Bermuda is the direct holding company of Canopius Bermuda Limited ("**CBL**"), a Class 3A Bermuda reinsurer that writes structured property and casualty reinsurance treaty business and provides quota share capital support to Canopius Parent's underwriting operations at Lloyd's of London.[1] Following the merger with the Company, CBL will become a Class 3B Bermuda reinsurer and continue to reinsure a portion of Canopius Parent's Lloyd's of London business on a quota share basis and will provide reinsurance to the Company's U.S. domestic business and to third party cedants.[2]

For the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, Canopius Bermuda had total revenues on a consolidated basis of

---

[1] In order to qualify as "Class 3A," a Bermuda-domiciled general business reinsurer must satisfy the following two conditions: (i) 50% or more of the net premiums written, or 50% or more of the loss and loss expense provisions, must represent unrelated business and (ii) its total net premiums written from unrelated business are less than $50,000,000.

[2] In order to qualify as "Class 3B," a Bermuda-domiciled general business reinsurer must satisfy the following two conditions: (i) 50% or more of the net premiums written, or 50% or more of the loss and loss expense provisions, must represent unrelated business and (ii) its total net premiums written from unrelated business are $50,000,000 or more.

approximately $572 million, $460 million and $337 million, respectively, and net income (loss) on a consolidated basis of approximately $54.2 million, $(76.9 million) and $92.9 million. As of December 31, 2010 and 2011 and September 30, 2012, Canopius Bermuda had total assets of approximately $1.32 billion, $1.31 billion and $1.31 billion, respectively. As of September 30, 2012, Canopius Bermuda and its subsidiaries had approximately 10 full-time employees.

Prior to the completion of the merger, the Company, Canopius Parent and Canopius Bermuda will effect a restructuring of the insurance operations of Canopius Bermuda. Canopius Bermuda following completion of the merger with the Company will be referred to herein as "**New Tower**" or "**Tower Ltd.**"

Transaction Overview

As previously announced in the Company's Current Report on Form 8-K filed on April 25, 2012, the Company entered into a Master Transaction Agreement (the "**MTA**") with Canopius Parent, Canopius Bermuda and Canopius Mergerco, Inc. ("**Delaware Purchaser**"), a Delaware corporation and an indirect wholly owned subsidiary of Canopius Bermuda. Upon the terms and subject to the conditions set forth in the MTA, the Company has the right to effect certain transactions with Canopius Parent and its subsidiaries, including the Company's right (the "**Merger Right**") to merge with a newly formed subsidiary of Delaware Purchaser, exercisable in the Company's sole discretion.

In connection with its exercise of the Merger Right, on July 30, 2012, the Company entered into an Agreement and Plan of Merger (the "**Original Merger Agreement**") with Canopius Bermuda, Delaware Purchaser and Condor 1 Corporation ("**Merger Sub**"), a Delaware corporation and a direct wholly owned subsidiary of Delaware Purchaser. A copy of the Original Merger Agreement was attached as an exhibit to the Company's Current Report on Form 8-K filed on July 31, 2012. On November 8, 2012, the Original Merger Agreement was amended by Amendment No. 1 to the Agreement and Plan of Merger (the "**Amendment**") to reflect changes to the merger consideration to be received by the Company's stockholders. A copy of the Amendment was attached as an exhibit to the Company's Current Report on Form 8-K filed on November 13, 2012. The Original Merger Agreement as so amended by the Amendment is referred to herein as the "**Merger Agreement**."

Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Canopius Bermuda will acquire the Company through a reverse triangular merger, whereby Merger Sub will merge (the "**Merger**") with and into the Company, with the Company continuing as the surviving corporation (the "**Surviving Corporation**") and an indirect wholly owned subsidiary of Canopius Bermuda. Concurrent with the completion of the Merger, Canopius Bermuda is currently expected to be renamed Tower Group International, Ltd.

Prior to the effective time of the Merger, the Company, Canopius Parent and Canopius Bermuda will effect a restructuring of the insurance operations of Canopius Bermuda (the "**Restructuring**") such that, as of the effective time of the Merger, Canopius Bermuda will continue to own certain business (the "**Retained Business**") and assets to be identified by the parties and will have transferred to other subsidiaries of Canopius Parent all other business and assets of Canopius Bermuda. The Restructuring and the Retained Business have been described in greater detail in Exhibit A to this letter. Unaudited pro forma condensed consolidated financial information for New Tower, with a column showing the effect of the Restructuring and another column showing the effect of the Merger, is attached to this letter as Exhibit B. The transactions contemplated by the Merger Agreement, including the Merger, the Third Party Sale and the Restructuring, are collectively referred to herein as the "**Transaction.**"

Following the completion of the Restructuring and the Third Party Sale, at the effective time of the Merger, among other things, each issued and outstanding share of Company Common Stock (except for shares owned by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law) will be canceled and converted automatically into the right to receive a number (the "**Stock Conversion Number**") of New Tower common shares, par value $0.01 per share ("**New Tower Common Shares**"), equal to the quotient obtained by dividing (i) the closing price per share of Company Common Stock on NASDAQ on the pricing date of the Third Party Sale by (ii) the Adjusted Canopius Bermuda Price Per Share. The Adjusted Canopius Bermuda Price Per Share will be the quotient obtained by dividing (i) the sum of (a) the target amount of the tangible net asset value of Canopius Bermuda as of the closing date of the Third Party Sale (as such target amount is determined by the Company prior to the Third Party Sale), (b) the value of the Retained Business, (c) the aggregate amount of the placement fees received by the placement agents in connection with the Third Party Sale and (d) any economic concessions to be made to the Third Party Investors in order to effect the Third Party Sale, by (ii) the aggregate number of Canopius Bermuda common shares sold in the Third Party Sale.

The Company will not consummate the Merger if the former stockholders and optionholders of the Company (including the holders of the Convertible Notes) could own 80% or more, or less than 76%, of the fully diluted capital stock of New Tower immediately following the effective time of the Merger. Accordingly, as a result of the Merger, the former stockholders and optionholders of the Company (including the holders of the Convertible Notes) will own less than 80%, but greater than or equal to 76%, of the fully diluted capital stock of New Tower and the Third Party Investors will own greater than 20%, but less than or equal to 24%, of the fully diluted capital stock of New Tower.

In addition, at the effective time of the Merger, (i) each outstanding Company Option will constitute a fully vested option to acquire, on the same terms and conditions (other than vesting and performance conditions) as were applicable to such Company Option immediately prior to the Merger, a specified number of New Tower Common Shares having an exercise price as set forth in the Merger Agreement and (ii) each share of restricted stock of the Company that is outstanding and subject to vesting or forfeiture conditions will automatically vest and become free of any forfeiture conditions and be converted into the right to receive, as soon as reasonably practicable after the effective time, the merger consideration attributable to such share of restricted stock, without interest.

The New Tower Common Shares to be issued to the Company stockholders in the Merger are expected to be listed and traded on The NASDAQ Global Select Market under the symbol "TWGP," which is the same NASDAQ trading symbol currently used for the Company Common Stock. In this regard, we have been informed by The NASDAQ Global Select Market that NASDAQ expects to treat the transaction as a succession and therefore a substitution listing event for the Company instead of requiring a new listing for New Tower.

Although the Merger takes the legal form of a reverse acquisition of the Company by Canopius Bermuda, the Merger will be treated as an acquisition of Canopius Bermuda by the Company from an accounting perspective, with the Company being treated as the accounting acquirer under U.S. GAAP and relevant SEC rules and guidance.

The Transaction is currently expected to close in the fourth quarter of 2012, following the satisfaction of specified closing conditions, including the adoption of the Merger Agreement and approval of the Merger by the Company's stockholders and receipt by the parties of applicable regulatory approvals.

The diagrams set forth below depict the organizational structure of Canopius Bermuda prior to the Merger pre- and post-Restructuring, as well as the relationship of New Tower, the Company, the Third Party Investors and the Company's former stockholders immediately following the consummation of the Transaction:

Pre-Restructuring Structure of Canopius Bermuda


Canopius Parent
(Guernsey)
Canopius
Bermuda
Canopius Bermuda
Limited
(Class 3A Bermuda
Reinsurer)
Canopius
Underwriting
Bermuda Limited
Condor 2
Corporation
(Delaware)
Delaware
Purchaser
Merger Sub
(Delaware)

Post-Restructuring Structure of Canopius Bermuda


Canopius Parent
(Guernsey)
Canopius
Bermuda
Canopius Bermuda
Limited
(Class 3A Bermuda
Reinsurer)
Condor 2
Corporation
(Delaware)
Delaware
Purchaser
Merger Sub
(Delaware)

Post-Transaction Structure


Third Party Investors in Canopius Bermuda
(Greater than 20%; Less than or equal to 24%)
Former Tower Stockholders
(Less than 80%; Greater than or equal to76%)
New Tower (Bermuda)
Canopius Bermuda Limited (Class 3A Bermuda Reinsurer)
Condor 2 Corporation (Delaware)
Delaware Purchaser
Tower (Delaware)
Tower Insurance Subsidiaries

Information to be Available Concerning the Transaction

As a result of the legal form of the Merger, Canopius Bermuda filed a Registration Statement on Form S-4 (File No. 333-183661) on August 31, 2012 (as amended prior to its effectiveness, including by Amendment No. 1 filed on October 10, 2012 and Amendment No. 2 filed on November 19, 2012, the "**Registration Statement**"), including therein a proxy statement/prospectus, which the Company also filed as a preliminary proxy statement with the Commission on August 31, 2012 (as revised on November 19, 2012, the "**Company Proxy Statement**"). The Registration Statement relates to New Tower Common Shares that will be exchanged for Company Common Stock in connection with the Merger. The Registration Statement does not relate to shares of Canopius Bermuda that will be sold by Canopius Parent to Third Party Investors in the Third Party Sale because such shares are not being offered to stockholders of the Company as merger consideration. The Registration Statement also does not relate to New Tower Common Shares, if any, that may be exchanged for the Convertible Notes. The Registration Statement is still under review by the Staff and has not been declared effective as of the date of this letter.

The Registration Statement and Company Proxy Statement include or incorporate extensive and detailed descriptions of the following, among other things: (i) the businesses of the Company and Canopius Bermuda; (ii) a detailed description of the Merger, the Restructuring and the Third Party Sale; (iii) historical financial statements and information for each of the Company and Canopius Bermuda (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended December 31, 2011, along with unaudited financial statements for the most recent interim period); (iv) unaudited pro forma condensed consolidated financial information for New Tower with the Company as the accounting acquirer, including showing the effect of the Restructuring and the Merger, along with comparative historical and unaudited pro forma per share data; (v) information with respect to the expected directors and executive officers of New Tower and their compensation; (vi) a detailed description of the New Tower Common Shares along with a detailed comparison of the rights of holders of Company Common Stock and New Tower Common Shares; and (vii) risk factors related to the Transaction and New Tower, among other information.

The information that will be available concerning Canopius Bermuda, the Transaction and the combined business of the Company and Canopius Bermuda is at least as extensive as the information that would be available with respect to the combined business if the Company were to acquire Canopius Bermuda directly through a standard reverse triangular merger or standard forward triangular merger and report the Merger on a Form 8-K.

New Tower will also file a Form 8-K reporting the consummation of the Transaction immediately following the closing of the Merger (and, in any event, within four business days thereafter), including therein disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Merger, although New Tower will be incorporated in Bermuda, New Tower will report as a domestic issuer and not as a foreign private issuer.

Reasons for Choice of Transaction Structure

The Company has chosen to structure the Merger as a reverse acquisition (the "**Reverse Acquisition Structure**") in a substantially similar manner to the structure outlined in the *Jazz Pharmaceuticals, Inc.* no-action letter (available January 12, 2012) ("**Jazz Pharmaceuticals**"). If business advantages similar to the Reverse Acquisition Structure had been available, the parties could have structured the Transaction as a holding company reorganization followed by an acquisition (the "**Holdco Structure**"), which would have been substantially similar to the structures outlined in the *GrafTech Int'l. Ltd.* (available November 4, 2010) ("**GrafTech**") and *World Access, Inc.* (available October 28, 1998) ("**World Access**") no-action letters. However, similar to the reasoning underlying the transaction structure described in Jazz Pharmaceuticals, the Company believes that structuring the Transaction as a reverse acquisition of the Company by Canopius Bermuda provides the Company and its stockholders with certain business advantages. However, the ultimate outcome of the Transaction is in substance no different than would have been the case in a Holdco Structure, whereby the Company could have established a newly-formed Bermuda holding company and then acquired Canopius Bermuda. In both cases, upon consummation of the Transaction, the Company would be a wholly owned subsidiary of a Bermuda parent company, with the former stockholders of the Company (including its optionholders and holders of its Convertible Notes (assuming conversion)) owning less than 80% but greater than or equal to 76% of the combined company.

Similarly, if business advantages similar to those resulting from the Reverse Acquisition Structure had been available, the parties could have structured the Transaction by having the Company establish a new wholly owned merger subsidiary of the Company and entering into an agreement providing for the merger of a merger subsidiary with and into Canopius Bermuda (or Canopius Bermuda with and into the merger subsidiary), with the Third Party Investors receiving the same percentage ownership interest in the Company that they would hold in New Tower under the Reverse Acquisition Structure. In those situations, there would be no actual "succession," since the Company Common Stock would remain registered under the Exchange Act, the Company would retain its reporting history for all purposes, and the Company would remain eligible to use Form S-3. Although this structure could accomplish the Transaction and does not raise any succession issues, it would not provide the former stockholders of the Company with the benefits of a foreign global holding company structure and other related strategic benefits of the Transaction. On a consolidated basis, the business operated by New Tower following the Transaction, however, would be identical to the business that would be operated by the Company if it had chosen to effect the Transaction through the triangular merger structure described in this paragraph. In addition, in both that scenario and under the Reverse Acquisition Structure, the Company would be the acquirer for accounting purposes.

Effect on Business and Structure of the Company

The Transaction will enable the Company to create an efficient global holding company structure and offer a diversified product platform with access to markets in the United States, Bermuda and Lloyd's of London; however, New Tower's business will remain focused on commercial and personal property and casualty insurance products and services. As noted above, both the Company and Canopius Bermuda predominantly underwrite property and casualty risk, with the Company focusing on insurance and to a lesser degree reinsurance and Canopius Bermuda focusing on reinsurance. For the nine months ended September 30, 2012, the Company's gross premiums written from commercial and personal insurance constituted 88% of its gross premiums written on a consolidated basis, while third party reinsurance constituted 12% of its gross premiums written on a consolidated basis. On a projected pro forma combined basis for the nine months ended September 30, 2012, the Company estimates that gross premiums written for New Tower, after giving effect to the Merger and the Restructuring, from commercial and personal insurance would have constituted 85% of its gross premiums written on a consolidated basis, while third party reinsurance would have constituted 15% of its gross premiums written on a consolidated basis For more information, see the unaudited pro forma condensed consolidated financial information for New Tower attached to this letter as Exhibit B. Accordingly, while the Transaction will expand the size of the reinsurance business conducted by the Company, the Transaction will not fundamentally alter the nature of the overall business currently conducted or the nature of the risk currently underwritten by the Company. Because the Company and Canopius Bermuda insure similar property and casualty risks, the Company believes that the risks of investing in New Tower Common Shares will not differ materially from the risks of investing in Company Common Stock other than risks relating to the Transaction such as the ability to realize efficiencies from the Merger or to successfully integrate Canopius Bermuda and the Company.

The following table sets forth certain comparative consolidated financial information for the Company and New Tower, and is provided solely to demonstrate the approximate allocation of New Tower's total revenue, net income (loss) and total assets. As noted above, upon consummation of the Merger, the former stockholders and optionholders of the Company (including the holders of the Convertible Notes) will own less than 80% but greater than or equal to 76% of the fully diluted capital stock of New Tower and the Third Party Investors will own greater than 20% but less than or equal to 24% of the fully diluted capital stock of New Tower.

($ in millions, except per share data)		**Tower As of September 30, 2012 and for the nine months ended September 30, 2012**		**Pro-Forma New Tower As of September 30, 2012 and for the nine months ended September 30, 2012**	**Tower Percentage of Pro-Forma New Tower**
Total Revenue	$	1,447.5	$	1,473.0	98.3%
Net Income (Loss)*	$	27.2	$	53.4	50.9%
Total Assets	$	4,664.2	$	6,408.1	72.8%
Earnings per share	$	0.70	$	0.90	
Book Value per share	$	27.49	$	21.45	
Tower legacy stockholders ownership percentage		100%		76% - 80%	

* Tower Net Income for the nine months ended September 30, 2012 include the effects of a $42.2 million after-tax reserve strengthening taken in the second quarter of 2012. For the year ended December 31, 2011, Tower's Net Income of $60.2 million was 253% of Pro-Forma New Tower Net Income of $23.8 million.

With respect to management structure, the executive officers and directors of New Tower will be the same as the executive officers and directors of the Company prior to the Merger. In short, New Tower will have the same directors and executive officers, substantially the same name and the same trading symbol as the Company has today, with commercial and personal property and casualty insurance products and services remaining the principal driver of the combined entity's business.

While New Tower will be a Bermuda entity and will have organizational documents that differ from the Company, many of the principal attributes of Company Common Stock and New Tower Common Shares will be similar. We recognize, however, that there will be differences between the rights of stockholders of the Company under Delaware law and the rights of shareholders of New Tower following the Merger under Bermuda law (which differences would arise regardless of whether the Transaction were structured under the Holdco Structure or the Reverse Acquisition Structure). In addition, there will be differences between the Company's charter documents and New Tower's bye-laws as they will be in effect from and after the effective time of the Merger, including (i) as required by Bermuda law (*i.e.*, as a result of differences in Bermuda law and Delaware law, New Tower's bye-laws will include provisions not included in the Company's charter documents and exclude provisions that are included in the Company's charter documents) or (ii) as necessary in order to preserve the current rights of the Company's stockholders and powers of the board of directors of the Company following the Merger. With that said, the bye-laws of New Tower that will be in effect from and after the effective time of the Merger are consistent with the charter documents of the Company to the extent practicable under Bermuda law. In addition, full and detailed disclosure is included in the Registration Statement and Company Proxy Statement with respect to differences between Delaware and Bermuda corporate law, including a detailed comparison of the rights of holders of Company Common Stock and New Tower Common Shares and the respective organizational documents of the Company and New Tower. A copy of that detailed comparison from the Registration Statement and Company Proxy Statement has been included for your convenience in Exhibit C to this letter.

Summary of Request for Relief

On behalf of the Company and New Tower, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. *Rules 12g-3(a) and 12b-2.* The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the New Tower Common Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and New Tower, as successor to the Company, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

2. *Form S-3 Eligibility.* New Tower may include the Company's reporting history and status prior to the Merger in determining whether New Tower meets the eligibility

requirements for the use of Form S-3 and to the use of Form S-3 level disclosure in any Form S-4.

3. *Rule 144.* New Tower, upon consummation of the Merger, may include the Company's reporting history and status in determining whether New Tower meets the "current public information" requirements in Rule 144(c)(1), and the most recent report or statement published by the Company prior to the Merger and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring prior to the time of the Merger may be taken into account by holders of New Tower Common Shares for purposes of the Rule 144(e) volume limitations.

4. *Rule 414.* Following the Merger, New Tower will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act and may file post-effective amendments to the Company's S-8s as contemplated by Rule 414.

Discussion

1. Exchange Act Rules 12g-3(a) and 12b-2

Exchange Act Rule 12g-3(a), where relevant, provides that where, in connection with a succession by merger securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12 (b) or (g) of the Exchange Act, then the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act subject to certain exceptions not relevant here.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Transaction, although New Tower would be acquiring assets of a going business, it would be doing so indirectly, with the Company being an indirect wholly owned subsidiary of New Tower. However, we are of the view that the structure of the Transaction should not prevent New Tower from being deemed to have made a "direct acquisition" of the business of the Company and thus to be the successor to the Company under Exchange Act Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in Reverse Acquisition Structures, such as Jazz Pharmaceuticals, and various holding company reorganization structures. *See, e.g., Jazz Pharmaceuticals, Inc. supra, GrafTech Int'l. Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in GrafTech and World Access that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the Holdco Structure.

Given that (i) the Transaction is substantially similar to the Reverse Acquisition Structure outlined in Jazz Pharmaceuticals and (ii) we view the difference between the Transaction and the Holdco Structure as a matter of form and not substance, and that the Holdco Structure is substantially similar to structures in which the Staff has previously granted relief under Exchange Act Rule 12g-3(a), we are of the view that, if the Merger is consummated, New Tower should be deemed the successor to the Company, particularly given the detailed information that is and will be available regarding the Transaction and the constituent companies and, as explained above, our view that the Transaction will not fundamentally alter the nature of the business currently conducted by the Company.

We also note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. However, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that New Tower expects to have less than 300 record holders upon consummation of the Transaction, and the Staff has granted no-action relief from the 300 record holder threshold of Rule 12g-3(a)(2) in a number of successor situations. *See, e.g., Jazz Pharmaceuticals, Inc. supra, Galileo Holding Corp. (available Dec. 19, 2008), Harveys Casino Resorts (available October 31, 2000), IPC Information Systems, Inc. (available May 20, 1999) and American Eagle Outfitters, Inc. (available March 29, 1999). See also* Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations. Like many other companies, although New Tower expects to have less than 300 record holders (presently, the Company has 209 record holders), New Tower will continue to be widely held following the Transaction by a considerably larger number of beneficial owners. In our view, the application of Rule 12g-3(a) to the Transaction even though New Tower may have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our view that Rule 12g-3(a) should be available to New Tower, notwithstanding Rule 12g-3(a)(2).

As noted above, the Company is a large accelerated filer under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Jazz Pharmaceuticals Inc., supra, Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra, and Roper Industries, Inc. (available July 1, 2007).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the New Tower Common Shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Exchange Act Rule 12g-3(a). We further request that the Staff concur in our opinion that New Tower, as successor to the Company, will succeed to the Company's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

2. Form S-3 Eligibility and Form S-3 Level Disclosure in Form S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. The Company currently meets the eligibility conditions of Form S-3 and is expected to continue to do so as of the completion of the Merger. The proposed succession of New Tower to the business and assets of the Company will not, however, meet the requirements of clause (a) above because of the reverse acquisition nature of the Merger. We strongly believe, however, that the form of the Transaction should not dictate the result, and that the Staff's view on our opinion that New Tower can take into account the Company's reporting history and status for the purposes set forth below should be based on the substance of the Transaction. *See Jazz Pharmaceuticals, Inc., supra.*

We note that the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that continued eligibility for New Tower for short-form registration following the Merger is appropriate because, among other things:

- the Company has been an Exchange Act reporting company since 2004 and is currently in compliance with its Exchange Act reporting obligations;

- the Registration Statement and Company Proxy Statement filed in connection with the Transaction include detailed and extensive information concerning the Transaction, Canopius Bermuda and related matters; and

- the Transaction will not fundamentally alter the nature of the business currently being conducted by the Company or the extent of information available to investors related to the Company.

Our view on the appropriateness of permitting New Tower to take into account the Company's reporting history and status prior to the Transaction for determining New Tower's Form S-3 eligibility is influenced by the substantive effect of the Transaction, which, similar to transactions described in the Jazz Pharmaceuticals and GrafTech and the transactions contemplated by the Holdco Structure, would result in the Company and its subsidiaries being wholly owned subsidiaries of a Bermuda parent company (in the form of New Tower) that will be controlled by the former stockholders of the Company upon consummation of the Merger.

Most importantly, we believe that in choosing to effect the Transaction through the Reverse Acquisition Structure, the Company should not be penalized for structuring the Transaction in a manner that it believes is in the best interests of the Company and its stockholders or deprived of an efficient means to access the capital markets and to effect the resale registrations required in connection with the Third Party Sale. The Company believes that in pricing the Third Party Sale, the Third Party Investors expect and will require New Tower to have a resale registration statement in place immediately following the closing of the Merger in order to effect resales of their securities should they choose to do so. As noted above, if the Company had instead chosen to structure the transactions as an acquisition of Canopius Bermuda, continued use of the Company's reporting history would not be at issue.

As noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." In the case of the Company, the Company is widely followed by investors and analysts, has a total market capitalization of approximately $650 million as of the date hereof, has a trading volume approaching an average of over 200,000 shares a day, and has been an Exchange Act reporting company for over seven years. As New Tower, that widespread following is expected to continue. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, the Company losing its reporting history (in the form of New Tower) could seriously and adversely affect its ability to access the capital markets opportunistically, a penalty that should not result from a focus on the form, rather than the substance, of the Transaction.

Regarding widespread following, we strongly believe that permitting New Tower to take into account the Company's reporting history is appropriate given the widespread, direct, and contemporaneous accessibility to the Company's historical disclosure as well as the Registration Statement and Company Proxy Statement filed in connection with the Transaction. In this regard, any registration statement on Form S-3 filed by New Tower after the Merger and prior to the filing of New Tower's 2013 annual report on Form 10-K would specifically incorporate by reference the Company's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information. In this regard, we note that the disclosure about New Tower available to investors in a Form S-3 (with the Company historical information incorporated by reference) and a Form S-1 is not meaningfully different. In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same. However, the material difference between the two types of filings would be the administrative burden and cost to New Tower in preparing Form S-1 registrations, as well as the loss to New Tower of appropriate flexibility and an efficient means to opportunistically access the capital markets. We also believe that a standalone Form S-1 that does not incorporate the Company's historical Exchange Act reports could be confusing and could potentially make it more difficult for investors to properly identify any differences to the previously understood aspects of the Company's and Canopius Bermuda's respective businesses (which understanding would be based on investors' prior assessment of the Registration Statement and Company Proxy Statement filed in connection with the Transaction, and the historical Exchange Act reports filed by the Company).

We note that the Staff has granted Form S-3 eligibility relief on prior occasions as it relates to Reverse Acquisition Structures and holding company reorganizations. *See, e.g., Jazz Pharmaceuticals, Inc., supra, GrafTech Int'l. Ltd., supra, News Corp. Ltd. (available November 3, 2004), Reliant Energy, Inc. (available December 21, 2001), Northwest Airlines Corp. (available December 16, 1998) and World Access, Inc., supra.* The facts set forth in Jazz Pharmaceuticals involved a Reverse Acquisition Structure substantially similar to the Transaction. In Jazz Pharmaceuticals, the former stockholders of the company at issue owned slightly less than 80% of the new combined Irish holding company (as noted above, on a post-Transaction basis, the historic stockholders and optionholders of the Company (including the holders of the Convertible Notes) will own less than 80% but greater than or equal to 76% of the fully diluted capital stock of New Tower). While Jazz Pharmaceuticals involved the acquisition of a Delaware corporation by an Irish entity, and the present Transaction involves the acquisition of a Delaware corporation by a Bermuda entity, we note that the Staff has on prior occasions not objected to a successor's use of Form S-3 where the successor changed jurisdiction from Delaware to Bermuda. *See, e.g., Nabors Industries, Inc. (available April 29, 2002).*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Merger, New Tower may take into account the reporting history and status of the Company prior to the completion of the Merger in determining whether New Tower meets the eligibility requirements of Form S-3, and in determining whether New Tower "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4.

3. Rule 144

Affiliates of New Tower who desire to sell New Tower Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In addition, the Third Party Investors will hold restricted securities within the meaning of Rule 144 upon completion of the Merger (*i.e.*, the Third Party Investors will continue to hold the New Tower Common Shares originally issued to them by Canopius Bermuda in private placements prior to the completion of the Merger) and would be unable to immediately publicly resell such shares absent registration under the Securities Act. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule.

The purpose of Rule 144(c)(1), much like the disclosure requirements for Forms S-3, S-4 and S-8, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately following the Merger, New Tower will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Form S-3 Eligibility and Form S-3 Level Disclosure in Form S-4" above, we believe that the Company's reporting history should be taken into account for purposes of determining whether New Tower satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by the Company, the Registration Statement and any Exchange Act reports to be filed by Canopius Bermuda following the effectiveness of the Registration Statement and prior to the closing of the Merger, and, after the closing of the Merger, the future reports to be filed by New Tower. In these circumstances, we believe that there will be information available covering New Tower that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company and other transactions. *See, e.g., Jazz Pharmaceuticals, supra, GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., supra, Reliant Energy, Inc, supra, Northwest Airlines Corp., supra, and World Access, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New Tower has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

For the same reasons, we respectfully request that the Staff concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the effective time of the Merger and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Merger may be taken into account by holders of New Tower Common Shares in determining the applicable limitation on the amount of New Tower Common Shares that may be sold in compliance with Rule 144(e)(1) and (2) after the Merger. We believe that our opinion is consistent with positions stated above and the previous determinations of the Staff in connection with Jazz Pharmaceuticals and holding company reorganization transactions. *See GrafTech Int'l. Ltd., supra, Lamalie Associates, Inc. (available December 15, 1998) and El Paso Natural Gas* Co. *(available May 21, 1998).*

4. Rule 414

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its state or country of incorporation or form of organization, then the registration statements of the predecessor will be deemed to be the registration statements of the successor for the purpose of continuing the offerings covered by such registration statements.

With two exceptions, the Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(a), which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities, other than nominal assets or liabilities. As previously noted, in connection with the Restructuring and the Merger, Canopius Bermuda will own shares of CBL and Condor 2 Corporation. This technically will not comply with the requirement contemplated by Rule 414(a) because Canopius Bermuda will have more than nominal assets at the time of succession. However, it is our view that this is not a material difference and should not affect the application of Rule 414. Other than the shares of CBL and Condor 2 Corporation and an intracompany receivable between Condor 2 Corporation and New Tower, Canopius Bermuda will have transferred all of its other assets at the time of the Merger. Our opinion is consistent with the previous determinations of the Staff in circumstances where a reorganization did not literally fall within the scope of Rule 414 due to a failure to satisfy the condition set forth in Rule 414(a). *See, e.g., Pentair, Inc. and Tyco Flow Control International Ltd. (September 20, 2012), Otter Tail Corporation (available December 19, 2008), InterDigital Communications Corporation (available June 25, 2007), American Eagle Outfitters, Inc. (available March 29, 1999), EDS, supra, Michael Foods, Inc. (available May 30, 1997) and Union Carbide Corporation (available April 15, 1994).*

The second exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Canopius Bermuda will not directly acquire all of the assets and assume all of the liabilities and obligations of the Company. However, all such assets and liabilities will remain with the Company following the Merger, as a result of which the Company will become an indirect wholly owned subsidiary of Canopius Bermuda. As a result, consistent with the spirit of Rule 414, Canopius Bermuda will indirectly acquire all such assets and will assume all such liabilities and obligations as a result the Merger, and the consolidated assets and liabilities of the Company immediately following the Merger will be identical to the consolidated assets and liabilities of the Company immediately prior to the Merger. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). *See, e.g., Pentair, Inc. and Tyco Flow Control International Ltd., supra.*

Again, subject to these exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, New Tower will comply with the conditions of Rule 414, including the amendment of the Company's S-8s pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's S-8s should be deemed to be the corresponding registration statements of New Tower as the successor issuer for the purpose of continuing the offerings contemplated thereby as provided in Rule 414 promulgated under the Securities Act and that New Tower may file post-effective amendments to the Company's S-8s as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Staff in *Pentair, Inc. and Tyco Flow Control International Ltd., supra, Otter Tail Corporation, supra, InterDigital Communication Corporation, supra, Michael Foods, Inc., supra, and Union Carbide Corporation, supra.*

* * * *

Thank you for your attention to this matter. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to call the undersigned at (212) 728-8232, Vladimir Nicenko at (212) 728-8273 or Matthew B. Stern at (212) 728-8533.

Sincerely,

John M. Schwolsky

cc: Elliot S. Orol – *Tower Group, Inc.*
Susan Patschak – *Canopius Holdings Bermuda Limited*
Vladimir Nicenko – *Willkie Farr & Gallagher LLP*
Matthew B. Stern – *Willkie Farr & Gallagher LLP*
Joseph L. Seiler III – *Drinker Biddle & Reath LLP*

Exhibit A

THE RESTRUCTURING

Overview

Pursuant to the MTA and in connection with the merger, Tower, Canopius and Canopius Bermuda will, prior to the closing of the third party sale, effect or cause to be effected the following restructuring transactions involving Canopius Bermuda, which are referred to collectively as the restructuring:

a. The ownership of all operating subsidiaries of Canopius Bermuda other than CBL will be transferred to another Canopius company, other than Canopius Bermuda and its subsidiaries.

b. All of CBL's loss reserves, loss adjustment reserves and unearned premium reserves and the insurance and reinsurance obligations to which they relate, other than such reserves and obligations relating to the retained business, will be commuted, novated or retroceded to affiliates of Canopius, other than Canopius Bermuda or its subsidiaries. See "Retrocession and Novation Transactions" below.

c. Subject to obtaining any necessary consents and approvals from the Bermuda Monetary Authority, Canopius Bermuda will declare a dividend of excess capital in an amount specified by Tower.

The retained business will consist of:

a. The loss reserves, loss adjustment reserves and unearned premium reserves, and the insurance and reinsurance obligations to which they relate, under all insurance and reinsurance contracts written by CBL before 31 July 2012 with unaffiliated parties;

b. CBL's 72.58% quota share participation in the 2010 underwriting year of account results of Syndicate 4444 (as described in greater detail below) under CBL's quota share reinsurance agreement with Canopius' affiliate Canopius Capital Two Limited, dated December 30, 2009 (referred to as the 2010 Quota Share Agreement), and the loss reserves, loss adjustment reserves and unearned premium reserves relating to such quota share participation, provided that 68% of such quota share participation shall have been retroceded to an affiliate of Canopius other than CBL, leaving CBL with a 32% net exposure to such quota share participation;

c. CBL's 67.65% quota share participation in the 2011 underwriting year of account results of Syndicate 4444 under CBL's quota share reinsurance agreement with Canopius' affiliate Flectat Limited, dated December 15, 2010 (referred to as the 2011 Quota Share Agreement), and the loss reserves, loss adjustment reserves and unearned premium reserves relating to such quota share participation, provided that 89.86% of such quota share participation shall be retroceded to an affiliate of Canopius other than CBL, leaving CBL with a 10.14% net exposure to such quota share participation; if the 2010 underwriting year (including 2009 and prior year business reinsured to close into the 2010 underwriting year) is, in the normal course of business, reinsured to close into the 2011 underwriting year on January 1, 2013, then the retrocession percentages will be revised with respect to the 2010 underwriting year so that 68% of such quota share participation shall be retroceded to an affiliate of Canopius other than CBL, leaving CBL with a 32% net exposure to such quota share participation for the 2010 underwriting year; and

d. CBL's 58.09% quota share participation in the 2012 underwriting year of account results of Syndicate 4444 under CBL's quota share reinsurance agreement with Flectat Limited, dated December 1, 2011 (referred to as the 2012 Quota Share Agreement), and the loss reserves, loss adjustment reserves and unearned premium reserves relating to such quota share participation, provided that 89.67% of such quota share participation shall be retroceded to an affiliate of Canopius other than CBL, leaving CBL with a 10.33% net exposure to such quota share participation; if the 2011 underwriting year (including 2010 and prior year business reinsured to close into the 2011 underwriting year) is, in the normal course of business, reinsured to close into the 2012 underwriting year on January 1, 2014, then the retrocession percentages will be revised with respect to the 2010 underwriting year so that 68% of such quota share participation shall be retroceded to an affiliate of Canopius other than CBL, leaving CBL with a 32% net exposure to such quota share participation for the 2010 underwriting year.

The systems and other non-insurance assets necessary to support such retained business and other business operations of Tower and its affiliates and the other non-insurance assets will also be retained by or contractually provided to Canopius Bermuda or CBL after the effective time, which are referred to in this proxy statement/prospectus as the retained assets.

Retrocession and Novation Transactions

In connection with the restructuring, the 2010 Quota Share Agreement, 2011 Quota Share Agreement and 2012 Quota Share Agreement, will be amended:

(a) to provide that the amount of qualifying collateral that CBL is required to maintain on deposit at Lloyd's (referred to as Funds at Lloyd's) to support CBL's reinsurance obligation under any such agreement may include Funds at Lloyd's that an affiliate of Canopius other than CBL may be required to deposit under any retrocessional coverage in respect of any such agreement; and

(b) to reflect that, although CBL's quota share percentage under any such agreement will be unchanged, the application by Lloyd's of any Funds at Lloyd's deposited by an affiliate of Canopius other than CBL under any retrocessional coverage in respect of any such agreement, may, to the extent an amount equal in the amount of the Funds at Lloyd's so applied, discharge CBL's reinsurance obligation. Retrocessional coverage is a transaction whereby a reinsurer cedes to another reinsurer, known as a retrocessionaire, all or part of the reinsurance it has assumed. Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

In addition, certain existing quota share agreements pursuant to which affiliates of Tower participate in the 2011 and 2012 years of account of Syndicate 4444 will be commuted.

CBL, Canopius and certain affiliates of Canopius other than CBL will enter into an agreement prior to the closing of the third party sale under which the parties will agree to take such actions and provide such reimbursements, guarantees and indemnities as may be necessary to ensure that, in the event that Lloyd's applies any Funds at Lloyd's supporting Canopius Capital Two Limited or Flectat Limited to discharge their insurance obligations as corporate underwriting members of Lloyd's, the parties are placed in the same economic position that would apply if the Funds at Lloyd's so applied had been done in a manner reflecting the parties economic interests in those insurance obligations. This agreement will, among other things, protect CBL from adverse consequences of having any Funds at Lloyd's it has deposited to support its obligations under the 2010 Quota Share Agreement, the 2011 Quota Share Agreement and the 2012 Quota Share Agreement applied by Lloyd's to discharge the insurance obligations of Canopius Capital Two Limited or Flectat Limited other than in a proportion matching CBL's economic exposure to Canopius Capital Two Limited or Flectat Limited under those quota share agreements.

The foregoing description is qualified in its entirety by reference to the actual amended quota share agreements. The amended quota share agreements will be substantially in the form attached as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Determination of Reserves

The loss and loss adjustment reserves supporting the retained business will be determined by CBL's internal actuaries' best estimate of the adequacy and sufficiency of such reserves consistent with (i) CBL's accounting policy for establishing the loss and loss adjustment reserves and (ii) CBL's best practice for establishing such reserves. Tower has the right to cause such reserves to be evaluated by a third party actuarial firm engaged by Tower for the purpose of confirming the adequacy and sufficiency of such reserves. If there is a dispute as to the adequacy and sufficiency of such reserves, Tower and Canopius will jointly engage another independent actuarial firm to resolve such dispute, which resolution of such actuarial firm will be final and binding on Tower and Canopius. If such reserves are determined to be deficient as of the closing date of the merger, then Canopius or its relevant affiliate will pay to CBL an amount equal to such deficiency as adjustments to the retrocession and novation transactions entered into as part of the restructuring. If such reserves are determined to be redundant as of the closing date of the merger, then CBL will pay to Canopius or its relevant affiliate an amount equal to such redundancy as adjustments to the retrocession and novation transactions entered into as part of the restructuring. The costs of the third party actuarial firm incurred in connection with the dispute resolution process will be borne by Tower.

Syndicate 4444

Syndicate 4444 underwrites through three divisions: Global Property, Global Specialty and UK Retail. Currently, Tower participates in the underwriting results of Syndicate 4444 through a six percent quota share arrangement. Following the merger, Tower will continue to participate in the underwriting results of Syndicate 4444 through an expanded percent quota share arrangement, as described in the section *"The Restructuring."* In addition, Canopius has offered Tower the right to participate in Syndicate 4444's results with a quota share of up to 10% on each of Syndicate 4444's 2013, 2014 and 2015 years of account. The main underwriting lines are summarized below.

Global Property includes the following lines:

- Direct and facultative commercial property, which is a worldwide direct and facultative property portfolio with an emphasis on the US market. The account comprises large account open market commercial property insurance, excluding petrochemical and power, across a broad geographical base.
- North American excess and surplus lines binding authorities, which specialises in US excess and surplus lines business, written predominantly through binding authorities with managing general agents with the vast majority of business located in North America. Products include Commercial property, Homeowners, Casualty and Automobile.
- Property treaty reinsurance, which is a global portfolio of property treaty business comprising risk and catastrophe excess of loss, property pro-rata, engineering excess of loss and pro-rata and retrocession business.

Global Specialty includes the following lines:

- Marine and energy insurance, which provides insurance across a broad range of marine and energy risks. Products include *Cargo Energy, Marine Liability, Marine Property, Non-Marine construction and engineering.*
- Marine treaty reinsurance, which writes London market and foreign excess of loss ("XL"), plus some specialist pro-rata business. The London XL account comprises marine treaty business for Lloyd's syndicates and London companies, on an excess of loss basis, providing coverage for all classes. The foreign XL account comprises marine treaty business, on an excess of loss basis, for indigenous portfolios, with a preference for those with a hull/ cargo bias. Specialist areas include USA, Japan and Scandinavia. A small space account on a pro-rata basis is also underwritten.
- Casualty, including professional indemnity, financial institutions and excess casualty, which is a broad portfolio of casualty business diversified both by product and distribution, with business being accepted in Lloyd's and via Canopius-owned UK and overseas service companies.
- Casualty treaty reinsurance, which writes a wide range of casualty treaty excess of loss reinsurances, for clients located in all territories outside of North America. Products include: Liability (general third party, employers' liability/workers' compensation, professional, financial and miscellaneous); Motor (predominantly international business including unlimited protections where appropriate); Short tail (personal accident, kidnap and ransom, contingency, bloodstock, product recall and credits and bonds); and Retrocession (focusing on reinsurance of European reinsurers and Lloyd's syndicates).

In addition, the syndicate underwrites regional Asian casualty treaty reinsurance through Canopius Asia based in Singapore, and regional European casualty treaty reinsurance through Canopius Europe based in Zurich.

- Construction and engineering, which consists of direct and facultative construction and engineering risks. The portfolio comprises contractors all risks and erection all risks (including public liability, advance loss of profits, contractors plant and existing property), machinery breakdown and business interruption.
- International accident & health, which is an international accident and health business across a broad range of classes protecting both groups and individuals. The syndicate underwrites a broad portfolio of trades and company sizes, with a wide range of occupational classes, from pure white collar through to the heaviest of blue collar workers such as security consultants in troubled areas and heavy manual

workers. The account has a wide geographical spread. Products include: *Accidental Death and Disability Voluntary Group Personal Accident Short Term Disability / Income Replacement Flexible Benefits and Travel*

- Crisis management, including product contamination, war, sabotage & terrorism, aviation war and kidnap & ransom, which is a specialist book of crisis management products. Products include *contaminated product insurance, sabotage & terrorism and kidnap & ransom.*
- Political risk, including expropriation, contract frustration, aircraft repossession and structured trade credit, which is a diverse book of political risk & trade credit insurance. The underwriting team writes a global, emerging market book of business across the political risk spectrum and covers bank, trading and industrialist interests against a range of perils including confiscation, nationalisation, both pre- and post-shipment contract frustration, structured trade credit and aircraft repossession.

UK Retail Insurance includes the following lines:

- UK household, which offers protection for householders on both buildings and/or contents (both of a standard and non-standard nature), mainly in the UK and Republic of Ireland. The syndicate also provides insurance for european holiday homes.
- UK specialist property/ niche personal lines, which offers protection for specialist property delegated schemes. Business lines include high-value musical instruments (ranging from rare classical pieces to rock and pop instruments), protection for high-value philatelic collections for stamp owners and dealers, golfing risks and specific pet insurance products. The syndicate also insures caravans, covering structures and/or contents (both of a standard and non-standard nature) and includes touring and static caravans, holiday homes and park homes.
- UK commercial combined for the small and medium enterprise ("SME") sector, which is a UK SME commercial property book of business written through Arista Insurance, a UK underwriting agency in which Canopius holds an ownership interest. This book is focused towards a network of independent brokers accessed via the provision of IT solutions, supported by regional offices.
- UK casualty, including accident & health and professional indemnity, which writes personal accident & travel for UK customers across a broad range of classes protecting both groups and individuals. The syndicate underwrites a broad portfolio of trades and company sizes, with a wide range of occupational classes.

The table below sets forth by line of business the amount of gross premiums earned by Syndicate 4444 for each of the years ended December 31, 2010 and 2011.

	Year Ended December 31, 2011(1)		Year Ended December 31, 2010(2)	
Line of Business	($ in millions)	% of Total	($ in millions)	% of Total
Accident & health	$ 34,122	3.5%	$ 25,811	2.8%
Motor (third party liability)	$ 17,086	1.8%	$ 17,551	1.9%
Motor (other classes)	$ 34,058	3.5%	$ 44,845	4.8%
Marine and Energy	$132,382	13.6%	$121,377	13.0%
Aviation	$ (107)	0.0%	$ 6	0.0%
Fire and other damage to property	$379,942	39.0%	$382,129	40.9%
Third party liability	$120,182	12.3%	$117,774	12.6%
Reinsurance Inwards	$257,058	26.4%	$223,712	24.0%
Total	$974,723	100.0%	$933,205	100.0%

(1) Converted from British Pounds Sterling to U.S. dollars using an exchange ratio of £1.60 per $1.00 during 2011.

(2) Converted from British Pounds Sterling to U.S. dollars using an exchange ratio of £1.55 per $1.00 during 2010.

Exhibit B

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Tower and Canopius Bermuda, and give effect to (i) the restructuring of Canopius Bermuda, (ii) the third party sale by Canopius of 100% of its equity ownership of Canopius Bermuda to a group of third party investors and (iii) the merger of Merger Sub, a wholly-owned subsidiary of Canopius Bermuda, with and into Tower. Notwithstanding the legal form of the transactions, the unaudited pro forma financial information was prepared using the acquisition method of accounting with Tower, the legal acquiree, treated as the accounting acquirer and Canopius Bermuda, the legal acquirer, treated as the accounting acquiree (a reverse acquisition) and Canopius treated as the accounting seller.

Tower is considered the acquiring entity for accounting purposes because Tower's current Board of Directors and senior management will continue to serve in the same capacity in the new consolidated entity, Tower's current stockholders will continue to have the majority of voting interest, and the majority of the new entity's revenues and stockholders' equity will be derived from Tower businesses. Accordingly, Canopius Bermuda's assets, liabilities and commitments have been adjusted to their fair values.

Tower's existing shareholders and optionholders, as well as holders of Tower's convertible notes, will own 76% or more but less than 80% of the fully-diluted capitalization of the consolidated entity following the closing of the merger, and the current directors and senior management of Tower will become the directors and senior management of the consolidated entity.

The unaudited pro forma condensed consolidated balance sheet was prepared as if each of the transactions had occurred on September 30, 2012. The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2012 and the year ended December 31, 2011 were prepared as if each of the transactions had occurred on January 1, 2011.

The assets and liabilities of Canopius Bermuda after the merger are adjusted to their estimated fair values as of September 30, 2012. These fair value adjustments are preliminary as the process to determine fair value has not been finalized. The final adjustments, expected to be completed upon the consummation of the transaction, could be materially different from those reflected herein.

The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity as of or for the periods presented. The unaudited pro forma condensed consolidated financial information should be read together with the historical consolidated financial statements and related notes of Tower and Canopius Bermuda incorporated by reference into or included in this registration statement.

Unaudited Condensed Consolidated Pro Forma Balance Sheet
As of September 30, 2012

($ in thousands)	Historical Tower	Historical Canopius Bermuda	Pro Forma Adjustments For Canopius Restructuring	Notes	Pro Forma Canopius Bermuda Adjusted For Restructuring	Pro Forma Adjustments for the Merger and Third Party Sale	Notes	Pro Forma Tower Ltd. Consolidated
Assets								
Investments—Tower								
Available-for-sale investments, at fair value:								
Fixed-maturity securities	$2,133,676	$ 91,510	$ —		$ 91,510	$ —		$2,225,186
Equity securities	123,614	—	—		—	—		123,614
Short-term investments	4,748	—	—		—	—		4,748
Other invested assets	54,365	99,410	(99,410)	2	—	—		54,365
Investments—Reciprocal Exchanges								
Available-for-sale investments, at fair value:								
Fixed-maturity securities	303,172	—	—		—	—		303,172
Equity securities	5,654	—	—		—	—		5,654
Total investments	2,625,229	190,920	(99,410)		91,510	—		2,716,739
Cash and cash equivalents	179,414	157,920	(63,124)	2	94,796	—	3A	274,210
Investment income receivable	30,188	1,923	—		1,923	—		32,111
Investment in unconsolidated affiliate	71,512	—	—		—	—		71,512
Premiums receivable	367,489	—	—		—	—		367,489
Reinsurance recoverable	333,499	—	517,525	2	517,525	—		851,024
Prepaid reinsurance premiums	62,820	—	168,622	2	168,622	—		231,442
Deferred acquisition costs	189,589	—	—		—	(13,539)	3B	176,050
Intangible assets	108,806	—	—		—	—		108,806
Goodwill	250,103	—	—		—	30,307	3C	280,410
Funds held by reinsured companies	124,353	949,324	(72,107)	2	877,217	(31,067)	3D	970,503
Other assets	321,167	8,659	(2,667)	2	5,992	686	3E	327,845
Total assets	$4,664,169	$1,308,746	$ 448,839		$1,757,585	$ (13,613)		$6,408,141
Liabilities								
Loss and loss adjustment expenses	$1,694,666	$ 765,887	$ (63,631)	2	$ 702,256	$ 2,736	3F	$2,399,658
Unearned premium	927,295	188,273	(650)	2	187,623	(26,547)	3G	1,088,371
Reinsurance balances payable	20,850	—	—		—	—		20,850
Funds held under reinsurance agreements	88,810	—	686,147	2	686,147	—		774,957
Other liabilities	316,073	14,665	(19,313)	2	(4,648)	1,105	3H	312,530
Deferred income taxes	48,896	—	—		—	2,118	3I	51,014
Debt	449,005	—	—		—	—		449,005
Total liabilities	3,545,595	968,825	602,553		1,571,378	(20,588)		5,096,385
Stockholders' equity								
Common stock	468	—	—		—	114	3J	582
Treasury stock	(181,432)	—	—		—	181,432	3K	—
Paid-in-capital	777,864	326,752	(110,687)	2	216,065	(193,971)	3L	799,958
Accumulated other comprehensive income	96,125	(29,858)	—		(29,858)	29,858	3M	96,125
Loan receivable from parent	—	(93,321)	93,321	2	—	—		—
Retained earnings	361,956	136,348	(136,348)	2	—	(10,458)	3N	351,498
Tower stockholders' equity	1,054,981	339,921	(153,714)		186,207	6,975		1,248,163
Noncontrolling interests	63,593	—	—		—	—		63,593
Total stockholders' equity	1,118,574	339,921	(153,714)		186,207	6,975		1,311,756
Total liabilities and stockholders' equity	$4,664,169	$1,308,746	$ 448,839		$1,757,585	$ (13,613)		$6,408,141
Common stock issued and outstanding:	38,377							58,194
Book value per share	$ 27.49							$ 21.45
Tangible book value per share	$ 18.32							$ 14.88

See accompanying notes to unaudited condensed consolidated pro forma financial statements.

Unaudited Condensed Consolidated Pro Forma Statement of Income
Year Ended December 31, 2011

($ in thousands)	Historical Tower	Historical Canopius Bermuda	Pro Forma Adjustments For Canopius Restructuring	Notes	Pro Forma Canopius Bermuda Adjusted For Restructuring	Pro Forma Adjustments for the Merger and Third Party Sale	Notes	Pro Forma Tower Ltd. Consolidated
Revenues								
Net premiums earned	$1,593,850	$454,397	$(357,358)	2	$ 97,039	$(18,816)	3O	$1,672,073
Ceding commission revenue	33,968	—	—		—	—		33,968
Insurance services revenue	1,570	4,121	(4,121)	2	—	—		1,570
Policy billing fees	10,534	—	—		—	—		10,534
Net investment income	127,649	—	—		—	—		127,649
Net realized investment gains (losses)	9,394	1,051	(6,208)	2	(5,157)	—		4,237
Net (gains) losses on foreign exchange transactions	—	485	5	2	490	—		490
Total revenues	$1,776,965	$460,054	$(367,682)		$ 92,372	$(18,816)		$1,850,521
Expenses								
Loss and loss adjustment expenses	1,055,249	459,990	(357,393)	2	102,597	(2,667)	3P	1,155,179
Direct and ceding commission expense	311,328	71,444	(55,894)	2	15,550	(6,501)	3Q	320,377
Other operating expenses	278,275	5,481	(3,993)	2	1,488	—		279,763
Acquisition-related transaction costs	360	—	—		—	—		360
Interest expense	34,462	—	—		—	—		34,462
Total expenses	$1,679,674	$536,915	$(417,280)		$119,635	$ (9,168)		$1,790,141
Income before income taxes	97,291	(76,861)	49,598		(27,263)	(9,648)		60,380
Income tax expense	25,186	—	—		—	(544)	3S	24,642
Net income	$ 72,105	$ (76,861)	$ 49,598		$ (27,263)	$ (9,104)		$ 35,738
Less: Net income attributable to Noncontrolling interests	11,907	—	—		—	—		11,907
Net income attributable to Tower	$ 60,198	$ (76,861)	$ 49,598		$ (27,263)	$ (9,104)		$ 23,831
Earnings per share:								
Basic	$ 1.47							$ 0.39
Diluted	$ 1.47							$ 0.39
Weighted average common shares outstanding:								
Basic	40,833							61,021
Diluted	40,931							61,133

See accompanying notes to unaudited condensed consolidated pro forma financial statements.

Unaudited Condensed Consolidated Pro Forma Statement of Income
Nine Months Ended September 30, 2012

($ in thousands)	Historical Tower	Historical Canopius Bermuda	Pro Forma Adjustments For Canopius Restructuring	Notes	Pro Forma Canopius Bermuda Adjusted For Restructuring	Pro Forma Adjustments for the Merger and Third Party Sale	Notes	Pro Forma Tower Ltd. Consolidated
Revenues								
Net premiums earned	$1,311,024	$293,984	$(258,905)	2	$35,079	$(27,837)	3O	$1,318,266
Ceding commission revenue	22,946	—	—		—	—		22,946
Other reinsurance income	—	2,560	(2,560)		—	—		—
Insurance services revenue	2,664	1,966	(1,966)	2	—	—		2,664
Policy billing fees	9,267	—	—		—	—		9,267
Net investment income	97,113	—	—		—	—		97,113
Net realized investment gains (losses)	4,492	42,253	(20,740)	2	21,513	—		26,005
Net (gains) losses on foreign exchange transactions	—	(3,276)	37	2	(3,239)	—		(3,239)
Total revenues	1,447,506	337,487	(284,134)		53,353	(27,837)		1,473,022
Expenses								
Loss and loss adjustment expenses	873,364	187,889	(170,324)	2	17,565	(12,781)	3P	878,148
Direct and ceding commission expense	262,398	52,494	(46,455)	2	6,039	(9,915)	3Q	258,522
Other operating expenses	242,475	4,223	(3,030)	2	1,193	—		243,668
Acquisition-related transaction costs	4,661	—	—		—	(3,049)	3R	1,612
Interest expense	23,702	—	—		—	—		23,702
Total expenses	1,406,600	244,606	(219,809)		24,797	(25,745)		1,405,652
Income before income taxes	40,906	92,881	(64,325)		28,556	(2,092)		67,370
Income tax expense	4,111	—	—		—	245	3S	4,356
Net income	$ 36,795	$ 92,881	$ (64,325)		$28,556	$ (2,337)		$ 63,014
Less: Net income attributable to Noncontrolling interests	9,645	—	—		—	—		9,645
Net income attributable to Tower	$ 27,150	$ 92,881	$ (64,325)		$28,556	$ (2,337)		$ 53,369
Earnings per share:								
Basic	$ 0.70							$ 0.90
Diluted	$ 0.70							$ 0.90
Weighted average common shares outstanding:								
Basic	38,929							59,148
Diluted	38,979							59,220

See accompanying notes to unaudited condensed consolidated pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1—Basis of Pro Forma Presentation

On April 25, 2012, Tower Group, Inc. ("Tower") entered into a Master Transaction Agreement (the "MTA") with Canopius Group, Ltd. ("Canopius"), Canopius Holding Bermuda Limited ("Canopius Bermuda"), a wholly-owned subsidiary of Canopius, and Canopius Mergeco, Inc. ("Delaware Purchaser"), an indirect wholly-owned subsidiary of Canopius Bermuda. Upon the terms and subject to the conditions set forth in the MTA, Tower had the right to effect certain transactions with Canopius and its subsidiaries, including Tower's right to effect the merger with a newly formed subsidiary of Delaware Purchaser, exercisable in Tower's sole discretion.

On July 30, 2012, Tower exercised its right under the MTA to effect the merger and entered into the original merger agreement with Canopius Bermuda, among others. On November 8, 2012, Tower and Canopius Bermuda entered into the amendment which amends the consideration to be received by Tower stockholders (the original merger agreement as amended by the amendment is referred to as the merger agreement). The original merger agreement and the amendment are attached to this proxy statement/prospectus as Annex A-1 and A-2, respectively. After completion of the merger, the new consolidated entity will be referred to as "Tower Ltd." within these unaudited pro forma condensed consolidated financial statements.

Prior to the consummation of the merger, Tower, Canopius and Canopius Bermuda will effect a restructuring of the insurance operations of Canopius Bermuda, as contemplated by the MTA and as subsequently agreed among Tower, Canopius and Canopius Bermuda, such that, as of the effective time, Canopius Bermuda will continue to own certain business and assets to be identified by the parties and will have transferred to Canopius all other business and assets of Canopius Bermuda. Pro forma adjustments to reflect the effects of the restructuring and Pro Forma Canopius Bermuda Adjusted for the Restructuring are presented in separate columns of the pro forma financial information.

The unaudited pro forma condensed consolidated balance sheet illustrates the effects of the restructuring and merger as if they had occurred on September 30, 2012. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2011 and for the nine months ended September 30, 2012 illustrate the restructuring and merger as if they had occurred as of January 1, 2011.

The unaudited pro forma condensed consolidated financial information has been prepared using historical financial statements and pro forma adjustments prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The unaudited pro forma condensed consolidated financial information has been prepared using the following information:

- Unaudited historical consolidated financial statements of Tower as of September 30, 2012 and for the nine months ended September 30, 2012;
- Unaudited historical consolidated financial statements of Canopius Bermuda as of September 30, 2012 and for the nine months ended September 30, 2012;
- Audited historical consolidated financial statements of Tower for the year ended December 31, 2011;
- Audited historical consolidated financial statements of Canopius Bermuda for the year ended December 31, 2011;
- Such other supplementary information as considered necessary to reflect the proposed merger in the unaudited pro forma condensed consolidated financial information.

Notwithstanding the legal form of the merger, the unaudited pro forma financial information was prepared reflecting the following accounting treatment:

- the merger is accounted for as a business combination using the acquisition method of accounting with Tower, the legal acquiree, treated as the accounting acquirer and Canopius Bermuda, the legal acquirer, treated as the accounting acquiree (a reverse acquisition) and Canopius treated as the accounting seller;

- the conversion of outstanding Tower common stock into the right to receive common shares of Tower Ltd. is accounted for as a recapitalization of Tower.

Tower is considered the acquiring entity for accounting purposes because Tower's current Board of Directors and senior management will continue to serve in the same capacity in the new consolidated entity, Tower's current shareholders will continue to have the majority of voting interest, and the majority of the new entity's revenues and shareholders' equity will be derived from Tower businesses. Accordingly, Canopius Bermuda's assets, liabilities and commitments have been adjusted to their fair values. The unaudited pro forma condensed consolidated financial information does not include financial benefits or expenses from operating expense efficiencies, revenue enhancements, changes in tax jurisdictions or other actions or effects that may result from the operations of the entity after the acquisition.

The pro forma adjustments are based on certain estimates and assumptions, and may be revised as additional information becomes available. The actual adjustments and the allocation of the final purchase price will depend on a number of factors, including additional financial information available at such time. Therefore, the actual adjustments will differ from the pro forma adjustments and it is possible that the differences may be material. Tower's management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

Note 2—Canopius Bermuda Restructuring

Prior to the consummation of the merger, Tower, Canopius and Canopius Bermuda will effect a restructuring of the insurance operations of Canopius Bermuda, as contemplated by the MTA and as subsequently agreed among Tower, Canopius and Canopius Bermuda, such that, as of the effective time, Canopius Bermuda will continue to own certain business and assets to be identified by the parties and will have transferred to Canopius all other business and assets of Canopius Bermuda. The transfer of other business and assets of Canopius Bermuda to Canopius will occur primarily through retrocession agreements for insurance business not retained by Canopius Bermuda and through the sale of Canopius Underwriting Bermuda Limited ("CUBL"), a direct subsidiary of Canopius Bermuda, to Canopius.

After the restructuring, the business and assets to be retained by Canopius Bermuda are expected to include the following:

- 32% of the Syndicate 4444 Year of Account ("YOA") 2009 and prior business Canopius Bermuda originally assumed from Canopius;
- 32% of the Syndicate 4444 YOA 2010 business Canopius Bermuda originally assumed from Canopius;
- 10.14% of the Syndicate 4444 YOA 2011 business Canopius Bermuda originally assumed from Canopius;
- 10.33% of the Syndicate 4444 YOA 2012 business Canopius Bermuda originally assumed from Canopius;
- Funds held assets, other assets and net reserves and unearned premiums associated with the retained business in each of the Syndicate 4444 YOAs; and
- Fixed maturity securities and investment income receivables.

Prior to the effective date of the merger, Canopius Bermuda will declare and pay to Canopius a dividend in the amount of the excess, if any, of the tangible net asset value of Canopius Bermuda (the "excess capital") over the target TNAV amount (as defined elsewhere in this proxy statement/prospectus). These pro-forma financial statements contain a preliminary estimate of the dividend as of September 30, 2012 of $154.7 million, based on estimated tangible net asset value of Canopius Bermuda at that date of $186.2 million. The final tangible net asset value of Canopius Bermuda could be materially different from the amount used in these unaudited pro forma consolidated financial statements. Canopius has agreed in the MTA to indemnify Tower for all pre-closing liabilities of Canopius Bermuda, other than insurance liabilities that constitute part of the retained business.

These pro forma adjustments to the unaudited pro forma consolidated financial statements include (i) the restructuring of Canopius Bermuda for certain business to be retroceded or commuted to other affiliates of Canopius, (ii) the dividend of excess capital, and (iii) carving-out of certain business that will not continue in the restructured Canopius Bermuda. These pro forma adjustments are discussed in greater detail below:

	Quota share and Commutation Adjustments	Other Restructuring Adjustments	Pro Forma Adjustments For Canopius Restructuring
Fixed-maturity securities	$ —	$ —	$ —
Other invested assets	—	(99,410)	(99,410)
Cash and cash equivalents	—	(63,124)	(63,124)
Reinsurance recoverable	517,525	—	517,525
Prepaid reinsurance premiums	168,622	—	168,622
Funds held by reinsured companies	(72,107)	—	(72,107)
Other assets	—	(2,667)	(2,667)
Total Assets	$614,040	$(165,201)	$ 448,839
Loss and loss adjustment expenses	(63,631)	—	(63,631)
Unearned premium	(650)	—	(650)
Funds held under reinsurance agreements	686,147	—	686,147
Other liabilities	(8,789)	(10,524)	(19,313)
Total Liabilities	$613,077	$ (10,524)	$ 602,553
Paid-in-capital	—	(110,687)	(110,687)
Loan receivable from parent	—	93,321	93,321
Retained earnings	963	(137,311)	(136,348)
Total Stockholder's equity	$ 963	$(154,677)	$(153,714)

The quota share and commutation adjustments as of September 30, 2012 were calculated based primarily upon the percentage of Syndicate 4444 business to be ceded via quota share to Canopius. These adjustments also include to a lesser extent, the commutation of non-syndicate 4444 business. A summary of the adjustments are as follows:

- Canopius Bermuda had reported $765.9 million for loss and loss adjustment expense reserves, of which $63.6 million relates to reinsurance from Canopius to be commuted prior to the merger. $517.5 million of the Canopius Bermuda reserves relate to Syndicate 4444 business (all YOAs) that will be retroceded to Canopius or an affiliate of Canopius. The loss and loss adjustment expense balance relating to the Syndicate 4444 quota share has been reported as reinsurance recoverable.
- Canopius Bermuda had reported $188.3 million for unearned premiums, of which $0.6 million relates to reinsurance from Canopius to be commuted prior to the merger. $168.6 million of the Canopius Bermuda unearned premiums relate to Syndicate 4444 business (all YOA's) that will be retroceded to Canopius or an affiliate of Canopius. The retrocession of unearned premium balance relating to the Syndicate 4444 quota share has been reported as prepaid reinsurance premiums.
- The funds held by reinsured companies account was reduced by $72.1 million. This relates to reinsurance from Canopius which will be commuted prior to the merger.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

- The pro forma and quota share and commutation adjustment to funds held under reinsurance agreements relates to Syndicate 4444 business that will be retroceded to Canopius or an affiliate of Canopius. The $686.1 million is the sum of the $517.5 million of reinsurance recoverables and $168.6 million of prepaid reinsurance premiums.
- The pro forma quota share and commutation adjustments to other liabilities of $8.8 million and retained earnings of $0.9 million result from the commutation of the reinsured business from Canopius.
- Pro forma other restructuring adjustment of $99.4 million to reduce other invested assets is due to these investments being transferred to Canopius prior to completion of the merger. Canopius Bermuda will receive cash for these investments.
- Pro forma other restructuring adjustments to other assets of $2.7 million and other liabilities of $10.5 million result from the settlement of amounts due to/from related parties (excluding the loan receivable from parent) as well as the adjustment for the transfer of CUBL to Canopius or an affiliate of Canopius.
- The pro forma other restructuring adjustments to total stockholder's equity totaled $154.7 million. This amount is derived from the dividends to be paid by Canopius Bermuda to Canopius. In reporting the reduction to Canopius Bermuda's stockholder's equity accounts, retained earnings and the loan receivable to parent were adjusted in full to bring the pro forma Canopius Bermuda Adjusted for Restructuring balances to zero. The remaining amount of $110.7 million was reported as a reduction to paid-in-capital. The loan is repayable on demand from Canopius to Canopius Bermuda, but in any event by February 28, 2013 or the date of completion of the merger.
- Canopius Bermuda cash and cash equivalents decreased by $63.1 million as a result of the pro forma adjustments for Canopius Restructuring. These include an increase of $99.4 million attributed to the receipt of cash for its other invested assets offset by the settlement of amounts due to/from related parties of $7.8 million and by the dividend from Canopius Bermuda to Canopius for $154.7 million.

Pro Forma Restructuring Adjustments for the year ended December 31, 2011:

($ in thousands)	Quota share and Commutation Adjustments	Other Restructuring Adjustments	Pro Forma Adjustments For Canopius Restructuring
Net premiums earned	$(357,358)	$ —	$(357,358)
Insurance services revenue	—	(4,121)	(4,121)
Net realized investment gains (losses)	(6,208)	—	(6,208)
Net gains (losses) on foreign exchange transactions	—	5	5
Total revenues	$(363,566)	$(4,116)	$(367,682)
Loss and loss adjustment expenses	(357,393)	—	(357,393)
Direct and ceding commission expense	(55,894)	—	(55,894)
Other operating expenses	—	(3,993)	(3,993)
Total expenses	$(413,287)	$(3,993)	$(417,280)
Net income	$ 49,721	$ (123)	$ 49,598

The quota share and commutation adjustments for the year ended December 31, 2011 were calculated based primarily upon the percentage of Syndicate 4444 business to be ceded via quota share to Canopius. A summary of the adjustments are as follows:

- Canopius Bermuda had reported $454.4 million for net premiums earned, of which $336.0 million would have been retroceded to an affiliate of Canopius for the Syndicate 4444 business and another

$21.3 million relating to commuted contracts would not have been assumed (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.

- The reduction to net realized investment gains (losses) in the pro forma quota share and commutation adjustments is due to a lower pro forma funds held with reinsured companies balance as a result of the quota share and commutation agreements. Canopius Bermuda earns investment income on the funds held with reinsured companies balances.
- Canopius Bermuda had reported $460.0 million for loss and loss adjustment expenses for the year ended December 31, 2011, of which $314.1 million would have been retroceded to an affiliate of Canopius for the Syndicate 4444 business and another $43.3 million relating to commuted contracts would not have been incurred (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.
- Canopius Bermuda had reported $71.4 million for direct and ceding commission expense, of which $53.0 million would have been retroceded to an affiliate of Canopius for the Syndicate 4444 business and another $3.2 million relating to commuted contracts would not have been assumed (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.
- Pro forma other restructuring adjustments relate to the earnings of CUBL for the year ended December 31, 2011, which is not part of the retained business.

Pro Forma Restructuring Adjustments for the nine months ended September 30, 2012:

($ in thousands)	Quota share and Commutation Adjustments	Other Restructuring Adjustments	Pro Forma Adjustments For Canopius Restructuring
Net premiums earned	$(258,905)	$ —	$(258,905)
Other reinsurance revenue	(2,560)		(2,560)
Insurance services revenue	—	(1,966)	(1,966)
Net realized investment gains (losses)	(20,740)	—	(20,740)
Net gains (losses) on foreign exchange transactions	—	37	37
Total revenues	$(282,205)	$(1,929)	$(284,134)
Loss and loss adjustment expenses	(170,324)	—	(170,324)
Direct and ceding commission expense	(46,455)	—	(46,455)
Other operating expenses	—	(3,030)	(3,030)
Total expenses	$(216,779)	$(3,030)	$(219,809)
Net income	$ (65,426)	$ 1,101	$ (64,325)

The quota share and commutation adjustments for the nine months ended September 30, 2012 were calculated based primarily upon the percentage of Syndicate 4444 business to be ceded via quota share to Canopius. A summary of the adjustments are as follows:

- Canopius Bermuda had reported $294.0 million for net premiums earned, of which $255.6 million would have been retroceded to an affiliate of Canopius and another $3.3 million would not have been assumed (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.

- The reduction to other reinsurance income of $2.6 million relates to income associated with a deposit insurance contract that will not be retained by Canopius Bermuda.
- The reduction to net realized investment gains (losses) in the pro forma quota share and commutation adjustments is due to a lower pro forma funds held with reinsured companies balance as a result of the quota share and commutation agreements. Canopius Bermuda earns investment income on the funds held with reinsured companies balances.
- Canopius Bermuda had reported $187.9 million for loss and loss adjustment expenses for the nine months ended September 30, 2012, of which $175.5 million would have been retroceded to an affiliate of Canopius and another $5.2 million would not have been incurred (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.
- Canopius Bermuda had reported $52.5 million for direct and ceding commission expense, of which $45.2 million would have been retroceded to an affiliate of Canopius and another $1.3 million would not have been incurred (this relates to non Syndicate 4444 business to be commuted) if the reinsurance and commutation agreements were in place as of January 1, 2011. These amounts are reflected in the pro forma quota share and commutation adjustments.
- Pro forma other restructuring adjustments relate to the earnings of CUBL for the nine months ended September 30, 2012.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3—Summary Accumulation of Other Pro Forma Adjustments

The following pro forma adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities and commitments of Canopius Bermuda, the third party sale, and other transactions in connection with the merger. See the referenced footnote for additional information on each adjustment.

Pro Forma Balance Sheet Adjustments (in thousands, except share data)	Increase/(Decrease) as of September 30, 2012
A. Cash and cash equivalents:	
i. Purchase of Canopius Bermuda with proceeds of third party sale (see "Note 4")	$(194,235)
ii. Net proceeds from third party sale (see "Note 6")	194,235
	—
B. Deferred acquisition costs ("DAC"):	
To reduce DAC for commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(13,539)
C. Goodwill (see "Note 4")	30,307
D. Funds held by reinsured companies:	
Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(31,067)
E. Other assets:	—
i. Adjustment to current taxes for accelerated vesting of Tower restricted stock (see "Note 5")	2,170
ii. Fair value of merger right and exercise price of merger right (see "Note 4")	(1,484)
	686
F. Loss and loss adjustment expenses:	
i. Reserve risk premium (see "Note 4")	20,795
ii. Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(18,059)
	2,736
G. Unearned premiums:	
Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(26,547)
H. Other liabilities:	
Adjustment to increase liabilities for future direct, incremental costs to be incurred in connection with the merger (see "Note 5")	1,105
I. Deferred income taxes:	
i. Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(52)
ii. Adjustment to deferred taxes for accelerated vesting of Tower restricted stock (see "Note 5")	2,170
	2,118
J. Common stock, at $0.01 par value:	
i. Issuance of 14,025,737 shares to third party investors (see "Note 6")	140
ii. 5,791,065 incremental shares issued to Tower shareholders at 1.1509 conversion ratio (see "Note 6")	58
iii. Extinguishment of Tower treasury shares issued (see "Note 5")	(84)
	114
K. Treasury stock:	
Extinguishment of Tower treasury stock (see "Note 5")	181,432
L. Paid-in-capital (see "Note 5"):	
i. Adjustment to reflect paid-in-capital attributable to accelerated vesting of Tower restricted stock	9,405
ii. Transfer from extinguished Tower treasury stock	(181,348)
iii. 5,791,065 additional shares to be issued to Tower at 1.1509 conversion rate	(58)
iv. Reduction of Pro Forma Canopius Bermuda Restructured paid-in-capital	(216,065)
v. Net proceeds from sale of 14,025,737 common shares, net of par amount (see "Note 6")	194,095
	(193,971)
M. Accumulated other comprehensive income ("AOCI"):	
Extinguishment of Canopius Bermuda AOCI (see "Note 5")	29,858
N. Retained earnings:	
i. Compensation expense attributable to accelerated vesting of Tower restricted stock (see "Note 5")	(9,405)
ii. Future direct, incremental transaction costs to be incurred in connection with the merger (see "Note 5")	(1,105)
iii. Adjustment due to reduction in deferred income taxes (see "Note 7")	52
	(10,458)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Income Statement Adjustments (in thousands, except share data)	Increase/(Decrease) for the nine months ended September 30, 2012	Increase/(Decrease) for the year ended December 31, 2011
O. Net premiums earned:		
Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	$(27,837)	$(18,816)
P. Loss and loss adjustment expenses:		
i. Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(15,572)	(10,761)
ii. Amortization of reserve risk premium (see "Note 4")	2,791	8,094
	(12,781)	(2,667)
Q. Direct and ceding commission expense:		
Commutation of Syndicate 4444 business assumed by Tower from Canopius (see "Note 7")	(9,915)	(6,501)
R. Acquisition-related transaction costs:		
Adjustment to reverse non-recurring transaction costs incurred attributable to the merger	(3,049)	—
S. Income tax benefit:		
Adjustment to record income tax on pro forma adjustments (at 35%)	245	(544)

Note 4—Merger with Canopius Bermuda

As described previously, the merger is accounted for as a business combination using the acquisition method of accounting with Tower, the legal acquiree, treated as the accounting acquirer and Canopius Bermuda, the legal acquirer, treated as the accounting acquiree (a reverse acquisition) and Canopius treated as the accounting seller. The purchase consideration and acquired asset and liability fair value estimates are preliminary and subject to revision based on a final determination of purchase consideration and fair value, each of which may be materially different than those amounts presented herein.

The purchase consideration is determined based on the total consideration to be received by Canopius for its sale of 100% of its equity ownership of Canopius Bermuda, comprising:

(in thousands)	
Consideration received by Canopius from the third party sale	$194,235
Fair value of Merger Right received in connection with Tower's investment in Canopius (see "Note 6")	484
Exercise price of Merger Right received from Tower upon exercise (see "Note 6")	1,000
Total preliminary purchase consideration	**$195,719**

The preliminary purchase consideration is allocated to balance sheet assets acquired (including identifiable intangible assets arising from the merger) and liabilities assumed based on their estimated fair value, as follows:

(in thousands)	
Net assets of Pro Forma Canopius Bermuda Adjusted for Restructuring	$186,207
Estimated fair value adjustments:	
Reserve for risk premiums	(20,795)
Goodwill	30,307
Total preliminary purchase consideration	**$195,719**

The fair value of all assets and liabilities of the pro forma Canopius Bermuda after restructuring acquired in the merger approximate their carrying values as of September 30, 2012, except for the reserve for risk premiums in the loss and loss adjustment reserves. There were no identifiable intangible assets acquired in the merger.

Reserve for risk premiums of $20.8 million was recorded in connection with this transaction and was determined using a cash flow model. The valuation model used an estimate of net nominal future cash flows related to liabilities for losses and LAE that a market participant would expect as of the date of the transaction, which estimate is consistent with the estimate of net nominal future cash flows used by Canopius Bermuda to measure its historic liabilities. These future cash flows were adjusted for the time value of money at a risk free rate and a risk margin to compensate an acquirer for bearing the risk associated with the liabilities. The unaudited condensed consolidated pro forma statement include estimated amortization of reserve risk premiums of $2.8 million and $8.1 million for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively.

Note 5—Tower Common Share Conversion

Pursuant to the Merger Agreement, upon consummation of the merger, Tower common shares will be cancelled and converted automatically into a right to receive common shares of Tower Ltd. Tower had 38,376,845 common shares outstanding as of September 30, 2012. The conversion of outstanding Tower common stock into the right to receive common shares of Tower Ltd. is accounted for as a recapitalization of Tower.

The conversion ratio to determine the number of Tower Ltd. shares to be received for each Tower share will be based on the number of shares sold in the third party sale to generate the consideration to be paid to Canopius for the acquisition of Canopius Bermuda, which in turn will be impacted by the tangible net book value of Canopius Bermuda and the share price of Tower shares prior to the merger. These pro forma condensed consolidated financial statements assume a Tower common share price of $17.66, the closing share price as of November 9, 2012, on the transaction effective date and the conversion of one Tower common share into 1.1509 Tower Ltd. common shares. The final Tower common share price and conversion ratio could differ from that used herein and could result in a materially different number of pro forma consolidated common shares issued and outstanding.

As of September 30, 2012, Tower has outstanding stock options exercisable into approximately 856,000 Tower common shares. Additionally, in September 2010, Tower issued $150.0 million aggregate principal amount of 5.0% convertible senior notes. As of September 30, 2012, the conversion rate for these notes was 37.0351 shares of common stock per $1,000 principal amount of the convertible notes (equivalent to a conversion price of $27.00 per share). These pro forma condensed consolidated financial statements assume no outstanding options will be exercised prior to the transaction effective date and that no convertible note holder will exercise their right to convert the convertible note into Tower common shares.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

The table below illustrates effects of the merger on pro forma book value per share, pro forma tangible book value per share and pro forma earnings per share—diluted assuming a Tower share price of $17.66 and $18.50:

(in thousands, except per share data)		
Share price	**$ 17.66**	**$ 18.50**
Shares held by Tower shareholders before conversion	38,377	38,377
Conversion ratio	1.1509	1.2056
Shares held by Tower shareholders after conversion	44,168	46,267
Canopius Bermuda outstanding shares	14,026	14,026
Total Tower Ltd. shares outstanding (unaudited pro forma)	58,194	60,293
Tower Ltd. consolidated (unaudited pro forma):		
Book value per share (2)	$ 21.45	$ 20.70
Tangible book value per share (2)	$ 14.88	$ 14.36
Earnings per share—diluted:		
Nine months ended September 30, 2012	$ 0.90	$ 0.87
Year ended December 31, 2011	$ 0.39	$ 0.38

The table below shows the merger consequences to Tower shareholders as if Tower shareholders' share counts were unchanged as a result of the merger:

Tower historical equivalent (unaudited pro forma):(1)		
Book value per share(2)	$ 24.68	$ 24.96
Tangible book value per share(2)	$ 17.13	$ 17.32
Earnings per share—diluted:		
Nine months ended September 30, 2012	$ 1.04	$ 1.05
Year ended December 31, 2011	$ 0.45	$ 0.45

(1) Tower historical equivalent amounts are adjusted for the conversion rate.

(2) The book value per share is calculated by dividing total stockholders' equity (excluding the non-controlling interest) by the number of shares of common stock and ordinary shares, as applicable, issued and outstanding. Tangible book value per share is calculated by dividing total stockholders' equity (excluding the non-controlling interest) after removing any intangible assets, including goodwill, by the number of shares of common stock and ordinary shares, as applicable, issued and outstanding.

The pro forma adjustments reflect the recapitalization of Tower and the elimination of Canopius Bermuda's pro forma equity balances. The net effect of these adjustments is to report pro forma Tower Ltd. equity balances as follows at September 30, 2012:

- 58,193,647 Tower Ltd. common shares, par value $0.01 issued and outstanding;
- As of September 30, 2012, Tower Ltd. will have no treasury shares;
- Paid-in-capital pro forma adjustment to reflect the immediate vesting of unvested Tower restricted shares as of September 30, 2012 of $9.405 million (and decreasing the related deferred tax asset by $2.170 million), a reduction associated with the cancellation of Tower's treasury shares of $181.348 million, the reclassification to common stock of the par value of incremental shares issued to Tower shareholders, and the elimination of Canopius Bermuda Restructured paid in capital of $216.065 million, as well as net proceeds from issuance of shares to third party investors in excess of par value (see "Note 6");
- The accumulated other comprehensive income will be reflective of Tower's historical accumulated other comprehensive income as the accounting acquirer;

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

- Pro forma retained earnings represent Tower's historical retained earnings as of September 30, 2012, as the accounting acquirer, adjusted for the expense from accelerated vesting of Tower unvested restricted stock upon consummation of the merger and pro forma adjustments for the estimated future, direct incremental costs to be incurred by the entity relating to merger expenses of $1.105 million.

Note 6—Third Party Sale of Shares

Effective immediately prior to the consummation of the merger, Canopius will sell 100% of its equity ownership of Canopius Bermuda in a private placement to the third party investors, who will be the sole shareholders of Canopius Bermuda prior to the effective time. The third party investors will pay Canopius an aggregate purchase price in cash equal to the sum of the target tangible net asset value amount, plus such additional amount equal to the agreed value of the retained business. The pro forma financial information assumes that 14,025,737 shares will be sold in the third party sale for net proceeds of $194.2 million, after placement fees and market discounts.

Note 7—Commutation of Tower Reinsurance of Syndicate 4444

Lloyd's of London Syndicate 4444 is an insurance syndicate managed by Canopius. During 2011 and 2012, Tower reinsured a portion of the Syndicate 4444 business from Canopius and the results of this reinsurance are reflected in Tower's historical financial statements. Prior to completion of the merger, Tower has agreed with Canopius to commute this reinsurance treaty. The pro forma consolidated financial statements reflect the effects of this commutation by reducing the assumed reserves by $18.059 million, assumed unearned premiums by $26.547 million, deferred acquisition costs by $13.539 million, funds held by reinsured companies by $31.067 million and the related net deferred tax liability by $52,000 on Tower's historical financial statements relating to the reinsurance of Syndicate 4444 business. There is no gain or loss expected with this commutation.

The pro forma income statements for the year ended December 31, 2011 and the nine months ended September 30, 2012 are also adjusted to reflect this commutation as though it occurred on January 1, 2011 and such adjustments have the effect of removing the earnings impact of the Syndicate 4444 business from Tower's historical income statements. These adjustments for such period reduced net premiums earned by $18.816 million and $27.837 million, respectively, loss and loss adjustment expenses by $10.761 million and $15.572 million, respectively, direct commission expense by $6.501 million and $9.915 million, respectively, and income tax expense by $544 thousand and $245 thousand, respectively.

As disclosed in Note 2 above, Canopius Bermuda will also transfer to Canopius a significant portion of its exposure to Syndicate 4444 risks through retrocession agreements. The effects of those retrocessions are reflected in the pro forma adjustments for the Canopius Restructuring. The pro forma adjustments reflected for the merger and third party sale are reflective only of the commutation of the Syndicate 4444 business reinsured by Tower.

Note 8—Pro Forma Earnings per Share

The pro forma earnings per share of common stock for the nine months ended September 30, 2012 and the year ended December 31, 2011 have been calculated based on the estimated weighted average number of shares of Tower Ltd.'s common stock that would have been outstanding on a pro forma basis. The pro forma weighted average number of shares outstanding was derived using Tower's and Canopius Bermuda's historical weighted average number of shares outstanding. For purposes of the pro forma earnings per share calculations, the shares issued in connection with Canopius' sale of Canopius Bermuda to third party equity investors were considered issued and outstanding as of January 1, 2011.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

The pro forma earnings per share assume Tower historical common shares will be converted on a one to 1.1509 basis into Tower Ltd. common shares. The final conversion ratio could differ from that used herein and could result in materially different pro forma net income per share calculations.

The following table sets forth the calculation of basic and diluted earnings per share for the nine months ended September 30, 2012 and the year ended December 31, 2011:

(in thousands, except per share amounts)	Nine Months Ended September 30, 2012		Year Ended December 31, 2011	
	Basic	Diluted	Basic	Diluted
Pro Forma Consolidated Net Income	$53,369	$53,369	$23,831	$23,831
Historical Tower weighted average shares outstanding	39,206	39,268	40,833	40,931
Conversion ratio	1.1509	1.1509	1.1509	1.1509
Pro forma Tower weighted average shares outstanding	45,122	45,194	46,995	47,107
Additional Tower Ltd. shares to be issued	14,026	14,026	14,026	14,026
Pro forma Tower Ltd. Consolidated weighted average shares outstanding	59,148	59,220	61,021	61,133
Pro forma Net Income per share outstanding	$ 0.90	$ 0.90	$ 0.39	$ 0.39

Note 9—Book Value per Share

The pro forma book value per share of common stock as of September 30, 2012 has been calculated as if the estimated number of the consolidated entity's common shares issued and outstanding in connection with the merger were issued and outstanding as of September 30, 2012.

The pro forma calculation assumes Tower historical common shares will be converted on a one to 1.1509 basis into Tower Ltd. common shares. The final conversion ratio could differ from that used herein and could result in a materially different pro forma book value per share.

(in thousands, except per share amounts)	Pro Forma Book Value Per Share as of September 30, 2012				
	Historical Tower	Conversion to Tower Ltd. Shares	Effect of Third Party Sale	Other Adjustments	Pro Forma Consolidated
Stockholders' equity (excluding noncontrolling interest)	$1,054,981	$ —	$194,235	$(1,053)	$1,248,163
Outstanding shares	38,377	5,791	14,026	—	58,194
Book value per share	$ 27.49				$ 21.45

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical per share information of Canopius Bermuda and unaudited pro forma consolidated Tower per share information for Tower Ltd. as of and for the nine months ended September 30, 2012 and as of and for the year ended December 31, 2011. The pro forma and pro forma-equivalent per share information gives effect to the merger and the planned conversion of the outstanding Tower common stock into shares of Tower Ltd. common stock with equivalent rights and preferences as if such transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2011, in the case of the net income and dividends declared data.

The unaudited pro forma per share data in the tables assume that the merger is accounted for using the acquisition method of accounting and represents a current estimate based on available information of the combined company's results of operations. The unaudited pro forma condensed consolidated financial statement adjustments record the assets and liabilities of Canopius Bermuda at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See "*Unaudited Pro Forma Condensed Combined Financial Statements*" included elsewhere in this joint proxy statement/prospectus. The information in the following table is based on, and should be read together with, the historical financial information that Tower presented in its prior filings with the SEC and that Tower and Canopius Bermuda have included in this joint proxy statement/prospectus. See "*Where You Can Find More Information*" included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. It also does not necessarily reflect what the historical results of the consolidated company would have been had our companies been combined during these periods nor is it indicative of the results of operations in future periods or the future financial position of the consolidated company. The Comparative Per Share Data Table for the nine months ended September 30, 2012 and the year ended December 31, 2011 consolidated the historical income per share data of Tower and subsidiaries and Canopius Bermuda and subsidiaries after giving effect to the transactions contemplated by the merger agreement as if such transactions had become effective on January 1, 2011. The unaudited pro forma adjustments are based upon available information and certain assumptions that Tower management believes are reasonable. Upon completion of the merger, the operating results of Canopius Bermuda will be reflected in the consolidated financial statements of Tower Ltd. on a prospective basis. The pro forma consolidated amounts assume that the Tower common shares will be converted on a one to one basis into Tower Ltd. shares immediately following the closing of the merger.

Unaudited Consolidated Pro Forma Per Share Data

	Nine Months Ended September 30, 2012			
	Historical Tower	Unaudited Pro Forma Tower Equivalent[2]	Historical Canopius Bermuda[3]	Unaudited Pro Forma Tower Ltd. Consolidated
Per share information:				
Basic net income per common share	$ 0.70	$ 0.61	$ 928,810	$ 0.90
Diluted net income per common share	$ 0.70	$ 0.61	$ 928,810	$ 0.90
Book value per share[1]	$27.49	$23.89	$3,399,210	$21.45
Tangible book value per share	$18.33	$15.93	$3,399,210	$14.88
Cash dividends per share	$ 0.56	$ 0.49	$ —	$ —

	Year Ended December 31, 2011			
	Historical Tower	Unaudited Pro Forma Tower Equivalent[2]	Historical Canopius Bermuda[3]	Unaudited Pro Forma Tower Ltd. Consolidated
Per share information:				
Basic net income per common share	$1.47	$1.28	$(768.6)	$0.39
Diluted net income per common share	$1.47	$1.28	$(768.6)	$0.39

(1) The book value per share is computed by dividing total stockholders' equity (excluding the non-controlling interest) by the number of shares of common stock and ordinary shares, as applicable, issued and outstanding.

(2) The pro forma consolidated amounts assume that the Tower common shares will be converted on a one to 1.1509 basis into Tower Ltd. shares immediately following the closing of the merger, as calculated as described above.

(3) On July 28, 2012, Historical Canopius Bermuda approved a one hundred-for-one common stock split. For purposes of the historical and unaudited pro forma per share data, the current and historical per share amounts were calculated as though 100 shares were outstanding.

Exhibit C

COMPARISON OF THE RIGHTS OF HOLDERS OF TOWER COMMON STOCK AND TOWER LTD. COMMON SHARES

The rights of Tower stockholders and the relative powers of the Tower Board of Directors are governed by the laws of the State of Delaware, including the DGCL, and the Tower organizational documents. As a result of the merger, each outstanding share of Tower common stock will be canceled and automatically converted into the right to receive a certain number of Tower Ltd. common shares equal to the stock conversion number. Because Tower Ltd. will be, at the effective time, an exempted company organized in Bermuda, the rights of the shareholders of Tower Ltd. and the relative powers of the Tower Ltd. Board of Directors will be governed by applicable Bermuda law, including the Companies Act, and by the Tower Ltd. memorandum of association and the amended and restated bye-laws.

Many of the principal attributes of Tower common stock and Tower Ltd. common shares will be similar. However, there are differences between the rights of stockholders of Tower under Delaware law and the rights of shareholders of Tower Ltd. following the merger under Bermuda law. In addition, there are differences between the Tower organizational documents and Tower Ltd.'s amended and restated bye-laws as they will be in effect from and after the effective time, including (i) as required by Bermuda law (*i.e.*, as a result of differences in Bermuda law and Delaware law, Tower Ltd.'s amended and restated bye-laws include provisions not included in the Tower organizational documents and exclude provisions that are in the Tower organizational documents), or (ii) as necessary in order to preserve the current rights of stockholders and powers of the Board of Directors of Tower as compared to those of the shareholders of Tower Ltd. following the effective time.

The following is a summary of the material differences between the rights of Tower stockholders and the rights of Tower Ltd. shareholders. This summary does not address each difference between Delaware law and Bermuda law, but focuses on those differences which Tower and Tower Ltd. believe are most relevant to existing stockholders of Tower and shareholders of Tower Ltd. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NASDAQ listing requirements, many of which are similar to, or have an effect on, matters described herein under Delaware or Bermuda law. Such rights or obligations generally apply equally to Tower common stock and Tower Ltd. common stock.

This summary is not intended to be complete and is qualified by reference to the amended and restated certificate of incorporation and the amended and restated by-laws of Tower and the amended and restated bye-laws of Tower Ltd., as well as the laws of Delaware and Bermuda. The amended and restated bye-laws of Tower Ltd. will be substantially in the form set forth in Annex C to this proxy statement/prospectus. The amended and restated certificate of incorporation is incorporated herein by reference to Exhibit 3.1 to Tower's Registration Statement on Form S-1 (Amendment No. 2) filed on July 23, 2004 and Exhibit 3.1 to Tower Registration Statement on Form S-8 filed on February 5, 2009. The amended and restated by-laws of Tower are incorporated herein by reference to Exhibit 3.1 to Tower's Current Report on Form 8-K filed on November 9, 2011. See "*Where You Can Find More Information*" below.

	Tower Ltd.	Tower
Corporate Governance	Upon completion of the merger, the rights of Tower Ltd. shareholders, including Tower stockholders who will become Tower Ltd. shareholders, will be governed by Tower Ltd.'s memorandum of association, its amended and restated bye-laws and Bermuda law.	The rights of Tower stockholders are currently governed by Tower's amended and restated certificate of incorporation and amended and restated by-laws and the Delaware General Corporation Law, which is referred to in this proxy statement/prospectus as the DGCL.

	Tower Ltd.	Tower
Outstanding Share Capital	As of August 28, 2012 Canopius Bermuda has 150,000,000 shares authorized and 100 shares issued and outstanding. Prior to the closing of the merger, and in conjunction with the restructuring, it is estimated that there will be 34,731,166 Tower Ltd. shares outstanding and such shares will trade on the NASDAQ Global Select Market.	As of August 28, 2012, Tower's issued and outstanding share capital consisted of 38,377,091 shares of common stock, par value $0.01 per share. Tower shares trade on the NASDAQ Global Select Market.
Authorized Share Capital	Tower Ltd.'s authorized share capital of consists of 150,000,000 common shares, par value $0.01 per share.	Tower's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.
Dividends	Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company is, or would, after the payment is made be, unable to pay its liabilities as they become due, or the realizable value of the company's assets would be less, as a result of the payment, than its liabilities. Under Tower Ltd.'s amended and restated bye-laws, Tower Ltd. shareholders are entitled to receive dividends, when and as declared by the Board of Directors, out of any funds of Tower Ltd. legally available for the payment of such dividends, subject to any preferred dividend right of the holders of any preference shares.	Under the DGCL, the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon shares of its capital stock, or to its members if the corporation is a nonstock corporation, either: (1) out of its surplus, as defined in the DGCL, or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of the corporation, computed in accordance with the DGCL, will have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having

	Tower Ltd.	Tower
		a preference upon the distribution of assets shall have been repaired. Nothing in the relevant subsection of the DGCL shall invalidate or otherwise affect a note, debenture or other obligation of Tower paid by it as a dividend on shares of its stock, or any payment made thereon, if at the time such note, debenture or obligation was delivered by Tower, Tower had either surplus or net profits as provided in (1) or (2) above from which the dividend could lawfully have been paid. Tower's amended and restated certificate of incorporation does not restrict dividend payments beyond the requirements of the DGCL. Under Tower's amended and restated by-laws, subject to all of the rights of preferred stock, holders of Tower common stock are entitled to receive dividends, when and as declared by the Board of Directors, out of any funds of Tower legally available for the payment of such dividends.
Right to Call Special General Meeting	Under Bermuda law, a special general meeting of shareholders may be convened by the Board of Directors and must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.	Under the DGCL, a special meeting of the stockholders may be called for any purpose by the Board of Directors or by any other person authorized to do so in the certificate of incorporation or bylaws.
	Under Tower Ltd.'s amended and restated bye-laws, not less than 10 days notice nor more than 60 days' notice of a meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the	Under Tower's amended and restated certificate of incorporation and amended and restated by-laws, a special meeting of the stockholders may be called at any time only by the Chairman of the Board of Directors, the Chief Executive Officer, the President or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of

	Tower Ltd.	Tower
	shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. Under Tower Ltd.'s amended and restated bye-laws a special general meeting of the shareholders may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer, the President or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors. Special general meetings may be held at such time and date as shall be stated in the notice of meeting.	Directors. Special meetings may be held at such time and date as shall be stated in the notice of meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting.
Shareholder Action by Written Consent	Subject to Tower Ltd.'s amended and restated bye-laws, Bermuda law permits action by written consent of shareholders and, with the exception of a resolution to remove an auditor or director before the expiration of his or her term of office under Section 93 of the Companies Act, the resolutions contained therein are passed when the written consent is signed by shareholders representing the required number of votes as would be required if the resolution had been voted on at a meeting of the shareholders.	Under Section 228 of the DGCL, stockholders are generally entitled to act by written consent unless otherwise provided in the certificate of incorporation. Tower's amended and restated certificate of incorporation and amended and restated by-laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders of Tower may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called, and may not be taken by written consent of the stockholders pursuant to the DGCL.
	Under Tower Ltd.'s amended and restated bye-laws, with the exception of a resolution to remove an auditor or director before the expiration of his or her term of office, anything that may be done by resolution of the company in general meeting or by resolution of a meeting of any class of shareholders, may, without a meeting and without any previous notice, be done by resolution in writing signed by, or, on behalf of, all shareholders who, at the date of the resolution would be entitled to attend the meeting and vote on the resolution.	

	Tower Ltd.	Tower
Notice of Shareholder Proposals and Nomination of Director Candidates by Shareholders	Under Bermuda law, shareholders may, as set forth below, at their own expense (unless the company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates or not less than 100 shareholders.	
	Under Tower Ltd.'s amended and restated bye-laws, nominations of persons to the Board of Directors and shareholder proposals, other than those made by or at the direction of the Board of Directors, must be made pursuant to timely notice to the secretary of Tower Ltd.	Under Tower's amended and restated by-laws, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Tower and such business must be a proper matter for stockholder action under the DGCL.
	To be "timely," such shareholder's notice must be delivered to the secretary of Tower Ltd. not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting and in any event at least 45 days prior to the first anniversary of the date on which Tower Ltd. first mailed its proxy materials for the prior year's annual general meeting; *provided*, that, if no proxy materials were mailed by Tower Ltd. in connection with the preceding year's annual general meeting, or if the date of the annual general meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date, notice by the shareholder to be timely must be so	To be timely, a stockholder's notice must be delivered to the secretary of Tower not less than 90 days or more than 120 days prior to the first anniversary of the preceding year's annual meeting and in any event at least 45 days prior to the first anniversary of the date on which Tower first mailed its proxy materials for the prior year's annual meeting of stockholders; *provided* that, if no proxy materials were mailed by Tower in connection with the preceding year's annual meeting, or if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than 120 days

Tower Ltd.	Tower
delivered not earlier 120 days prior to such annual general meeting and not later than the close of business on the later of the ninetieth day prior to such annual general meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. In no event will the adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above.	prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. In no event will the adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.
Such notice must set forth (1) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and Rule 14a-11 thereunder, or any successor provisions, including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; and (2) as to any other business that the shareholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting, (ii) the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of any beneficial owner on whose behalf the proposal is made; and (3) as to the shareholder giving the notice and any beneficial owner on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on Tower Ltd.'s register of members, and of such beneficial owner and (ii) the class and number of shares of Tower Ltd. which are owned beneficially and of record by such beneficial owner and such shareholder.	Such stockholder's notice must set forth (1) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and Rule 14a-11 thereunder, or any successor provisions, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (2) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of any beneficial owner on whose behalf the proposal is made; and (3) as to the stockholder giving the notice and any beneficial owner on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Tower's books, and of such beneficial owner and (ii) the class and number of shares of Tower common stock which are owned beneficially and of record by such stockholder and such beneficial owner.

	Tower Ltd.	Tower
	Nominations by shareholders of persons for election to the Board of Directors may be made at such a special meeting of shareholders if the shareholder's notice is delivered to the secretary of Tower not later than ten days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which a public announcement is first made of the date of the special general meeting and of the nominees proposed by the Board to be elected at such meeting.	Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Tower's notice of meeting by any stockholder of record of Tower, subject to the requirements contained in the foregoing paragraph and the following paragraph. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice is delivered to the secretary of Tower not earlier than 120 days prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.
Classification of Board of Directors	Under Bermuda law, the Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a company. Such provisions, however, may validly be provided for in the company's bye-laws governing the affairs of such company. Tower Ltd.'s amended and restated bye-laws provide for a staggered board divided into three classes, as nearly equal in number as possible. Directors will serve for a period of three years.	The DGCL permits a classified Board of Directors if provided for by a company's certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. Under Tower's amended and restated certificate of incorporation and amended and restated by-laws the board is divided into three classes, which means that members of only one of three classes of Tower's directors are elected each year.
Number of Directors	Under Bermuda law, the minimum number of directors on the Board of Directors of a company is one, although the minimum number of directors may be set higher and the maximum number of directors may also be determined in accordance with the bye-laws of the company. Subject to the bye-laws, the maximum number of directors is usually fixed by the shareholders in a general meeting.	The DGCL provides that the Board of Directors of a Delaware corporation must consist of one or more directors, each of whom shall be a natural person. The number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation specifies the number.

	Tower Ltd.	Tower
	Tower Ltd.'s amended and restated bye-laws provide that the Board of Directors will consist of no fewer than five (5) or more than thirteen (13) directors, the exact number thereof to be determined from time to time by resolution duly adopted by the Board. If the merger is completed, Tower Ltd.'s Board of Directors is expected to consist of 8 directors.	Under Tower's amended and restated certificate of incorporation and amended and restated by-laws, the Board of Directors will consist of no fewer than five or more than 13 directors, the exact number to be determined from time to time by resolution duly adopted by the Board of Directors. Tower's Board of Directors currently consists of 8 directors.
Removal of Directors	Under Bermuda law, subject to a company's bye-laws, the shareholders of a company may, at a special general meeting called for that purpose, remove any director provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Any director given notice of removal will be entitled to be heard at the special general meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or in the absence of any such election by the other directors. Tower Ltd.'s amended and restated bye-laws provide that any director may be removed for cause by (1) an affirmative vote of shareholders holding a majority of the issued and outstanding shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director or (2) by the affirmative vote of a majority of the entire Board then in office; *provided*, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and that at such meeting such director shall be entitled to be heard on the motion for such director's removal.	Under the DGCL, stockholders holding a majority of shares entitled to vote at an election of directors may remove any director or the entire Board of Directors, except that, unless the certificate of incorporation provides otherwise, in the case of a corporation whose Board of Directors is classified, stockholders may only remove a director for cause. Under Tower's amended and restated certificate of incorporation and amended and restated by-laws, subject to the DGCL, any of the directors may be removed for cause by the affirmative vote of a majority of the entire Board of Directors then in office if there were no vacancies or by a majority of the combined voting power of the then outstanding shares of stock of the corporation entitled to vote at an election of directors. A director may be removed for cause by the stockholders or directors only at a meeting called for the purpose of removing him or her, and the meeting notice must state that the purpose or one of the purposes of the meeting is the removal of directors.

	Tower Ltd.	Tower
Vacancies on the Board of Directors	Under Bermuda law, so long as a quorum of directors remains in office, unless the bye-laws of a company otherwise provide, any vacancy occurring in the Board of Directors may be filled by such directors as remain in office. If no quorum of directors remains, the vacancy will be filled by a general meeting of shareholders. Under Tower Ltd.'s amended and restated bye-laws, subject to the rights of the holders, if any, of preferred shares of Tower Ltd. to elect additional directors under specified circumstances, the Board of Directors by a majority vote has the power at any time to appoint any person as a director to fill a vacancy on the Board of Directors occurring for any reason. A director so appointed shall hold office for the balance of the term of such vacant Board position, or until such director's successor is elected or appointed or such director's office is otherwise vacated, provided, that any director elected to fill a newly created directorship shall be of the class specified by the Board at the time the newly created directorship was created. Under Tower Ltd.'s amended and restated bye-laws, the Board of Directors may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by the bye-laws as the quorum necessary for the transaction of business at meetings of the Board of Directors, the continuing directors or director may act for the purpose of (1) summoning a general meeting of Tower Ltd. or circulating a proposed written resolution of shareholders or (2) preserving the assets of Tower Ltd.	Under the DGCL, unless a Delaware corporation's certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a vote of a majority of the directors remaining in office, even if such majority is less than a quorum, or by the sole remaining director. Under Tower's amended and restated certificate of incorporation and amended and restated by-laws and subject to the rights of preferred stockholders to elect directors, if the office of any director becomes vacant for any reason, including, but not limited to, newly created directorships resulting from any increase in the number of directors, or a vacancy resulting from the removal of a director for cause, the remaining directors in office, though less than a quorum, by a majority vote may appoint any qualified person to fill such vacancy.

	Tower Ltd.	Tower
Duties of Directors and Director Liability	Tower Ltd.'s amended and restated bye-laws provide that its business is to be managed and conducted by the Board of Directors. Under Bermuda law, directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements: • a duty to act in good faith in the best interests of the company; • a duty not to make a personal profit from opportunities that arise from the office of director; • a duty to avoid conflicts of interest; and • a duty to exercise powers for the purpose for which such powers were intended.	The DGCL permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care. However, the law does not permit any limitation of the liability of a director for: • breaching the duty of loyalty to the corporation or its stockholders; • facts or omissions not in good faith or that involve intentional misconduct or knowing violations of the law; • any transaction from which the director derived an improper personal benefit; or • paying a dividend or approving a stock repurchase that was illegal under Delaware law.
	The Companies Act imposes a duty on directors and officers of a Bermuda company: • to act honestly and in good faith with a view to the best interests of the company; and • to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Section 281 of the Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer, if it appears to a court that such director or officer has acted honestly and reasonably, and that, after considering all the circumstances of the case, including those connected with such director's or officer's	Under Tower's amended and restated certificate of incorporation, to the fullest extent permitted by Delaware law, a director of Tower will not be liable to Tower or its stockholders for monetary damages for breach of fiduciary duty as a director.

	Tower Ltd.	Tower
	appointment, such director or officer ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him or her, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such directors or officers.	
Interested Directors	Bermuda law provides that, if a director has an interest in a material contract or proposed material contract with the company or any of its subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Tower Ltd.'s amended and restated bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.	Under Section 144 of the DGCL, no contract or transaction between the corporation and one or more directors or officers, or between the corporation and any other entity in which the corporation's directors or officers are directors or officers or have a financial interest shall be void or voidable solely for that reason if (1) the material facts as to such interested director's relationship or interests are disclosed or known to the board and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum, (2) such material facts are disclosed or known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by the stockholders, or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.
Voting Rights and Quorum Requirements	Under Bermuda law, the voting rights of shareholders are regulated by the company's bye-laws and, in certain circumstances, by the Companies Act. At any general meeting of Tower Ltd. two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued and outstanding common shares throughout the meeting will form a quorum for the transaction of business. Generally, except as otherwise provided in Tower Ltd. amended and restated bye-laws, or the Companies Act, any action or resolution requiring	Unless otherwise provided in Tower's certificate of incorporation, each stockholder is entitled to one vote for each share or stock held by the stockholder. Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders, unless otherwise provided in the certificate of incorporation or bylaws (provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote). In matters other than the election of directors, with the exception of

	Tower Ltd.	Tower
	approval of the shareholders may be passed by a simple majority of votes cast. Any individual who is a Tower Ltd. shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Tower Ltd.'s amended and restated bye-laws also permit attendance at general meetings by proxy. Each holder of common shares is entitled to one vote per common share held.	special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors. The affirmative vote of at least 75% of the voting power of the then outstanding shares of the capital stock is required to amend or change the provisions in the certificate of the incorporation regarding the Board of Directors, removal of directors, stockholder action by written consent, special meetings of stockholders, indemnification, limitation of director liability, amendment of bylaws or amendment of the certificate of incorporation. The affirmative vote of at least two-thirds of the stockholders is required for the stockholders to effect an amendment to the bylaws.
Indemnification of Officers, Directors and Employees	Bermuda law permits a company to indemnify its directors, officers and auditors with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the directors, officers or auditors may be guilty in relation to the company or any of its subsidiaries; *provided*, that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. Bermuda law also permits a company to indemnify its directors, officers and auditors against liability incurred by them in defending any civil or criminal proceedings in which judgment is given in their favor or in which they are acquitted, or when the court grants relief to them pursuant to Section 281 of the Companies Act. Bermuda law	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys' fees) actually and reasonably incurred to the extent that such officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation. The DGCL generally permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the

Tower Ltd.	Tower
permits a company to advance moneys to directors, officers and auditors to defend civil or criminal proceedings against them on condition that these moneys are repaid if any allegation of fraud or dishonesty is proved. Tower Ltd.'s amended and restated bye-laws indemnify its directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to Tower Ltd. other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Tower Ltd.'s bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or on behalf of Tower Ltd., against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of the director or officer or to recover any gain, personal profit or advantage to which the director or officer is not legally entitled. Section 98A of the Companies Act permits companies to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in his or her capacity as director or officer of the company, whether or not the company may otherwise indemnify such officer or director. Tower Ltd. may purchase and maintain a directors' and officers' liability policy for such a purpose.	corporation or is or was serving at the request of the corporation as a director or officer of another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful; *provided*, however, that in the case of an action or suit brought by or in the right of the corporation, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable unless and only to the extent that a court declares otherwise. The DGCL generally permits advancement of expenses incurred by officers or directors in defending any civil, criminal, administrative or investigative action, suit or proceeding before final disposition of such action upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. The DGCL also allows advancement to former directors and officers or other employees or agents upon such terms and conditions, if any, as the corporation deems appropriate. Under Tower's amended and restated certificate of incorporation, Tower will indemnify, to the full extent authorized or permitted by law, any person made, or threatened to be made, a party to or otherwise involved in any action, suit or proceeding (whether civil, criminal, administrative or investigative), by reason of the fact that such person is or was a director or officer of Tower or is or was serving at the request of Tower as a director, officer,

	Tower Ltd.	Tower
		employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, in any capacity. Tower's amended and restated by-laws provide indemnification and advancement for directors and officers.
Amendment of Memorandum of Association / Certificate of Incorporation	Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company's business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.	Under the DGCL, a Delaware corporation's certificate of incorporation may be amended only if the proposed amendment is approved by the Board of Directors and the holders of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.
	Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital or any class thereof or the holders of an aggregate of not less than 20% of the debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda courts for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. Upon such application, the alteration may only take effect when, and insofar as, it is confirmed by the Bermuda court. The Bermuda court may annul or confirm the amendment in question, either wholly or in part, and on such terms and conditions as it thinks fit. An application for an annulment of an amendment to the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing	Tower's amended and restated certificate of incorporation provides that the affirmative vote of at least 75% of the voting power of all of the then outstanding shares of capital stock of Tower is required to adopt any provisions in the certificate of incorporation or the by-laws that amends or contradicts those sections in the certificate of incorporation pertaining to, among other things, the election of directors, the liability of Tower's directors and the amendment of the certificate of incorporation.

	Tower Ltd.	Tower
	for the purpose. No such application may be made by shareholders voting in favor of the amendment or those who have given the company a statement recognizing receipt of notice and consenting to the amendment in signed writing. Furthermore, no application may be made in respect of an amendment that alters or reduces a company's share capital.	
Amendment of Bye-laws/By-laws	Consistent with Bermuda law, Tower Ltd.'s amended and restated bye-laws may only be amended by a resolution adopted by the Board of Directors including an affirmative vote of not less than a majority of the directors then in office and by a resolution of the shareholders including the affirmative vote of at least 66 2/3% of the votes attaching to shares in issue.	Tower's amended and restated certificate of incorporation provides that the Board of Directors has the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the by-laws, upon the affirmative vote of a majority of the total number of directors of Tower if there were no vacancies. In addition, the stockholders of Tower may adopt, amend, alter or repeal any provision of the by-laws upon the affirmative vote of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of Tower entitled to vote generally in the election of directors, voting together as a single class.
Business Combination	A Bermuda company may not enter into certain business transactions with its significant shareholders or affiliates without obtaining prior approval from its Board of Directors and, in certain instances, its shareholders. Examples of such business transactions include mergers and asset sales.	Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Tower Ltd.	Tower
	For purposes of Section 203, the term "business combination" is defined broadly to include (1) mergers with or caused by the interested stockholder; (2) sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; (3) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder; or (4) receipt by the interested stockholder (except proportionately as a stockholder, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary. The three-year moratorium imposed on business combinations by Section 203 does not apply under the following situations: (1) prior to the date on which such stockholder becomes an interested stockholder, the Board of Directors approved the business combination or the transaction which resulted in the person becoming an interested stockholder; (2) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder; or (3) on or after the date such person becomes an interested stockholder, the business combination is approved by the Board of Directors and is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder. Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders.

	Tower Ltd.	Tower
		However, a Delaware corporation may elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws, which amendment in each case must be approved by the affirmative vote of a majority of the shares entitled to vote (in addition to any other vote required by law), and any such bylaw amendment may not be further amended by the Board of Directors. Tower has a class of stock listed on the NASDAQ Global Select Market and has not opted out of being governed by Section 203.
Approval of Certain Transactions	The Companies Act is silent on whether a company's shareholders are required to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law does require, however, that shareholders approve certain forms of mergers and reconstructions. *Takeovers:* If the acquiring party is a company it may compulsorily acquire all the shares of the target Bermuda company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or a class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on	*Stockholder approval of business combinations:* Under Delaware law, there is no statutory restriction on a Delaware corporation's ability to acquire the business of another corporation. However, a merger or consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation, generally must be approved by the holders of a majority of the shares entitled to vote thereon unless the certificate of incorporation provides otherwise. Tower's amended and restated certificate of incorporation does not provide otherwise. *Absence of required vote for certain mergers:* Under Delaware law, no vote of the stockholders of a corporation surviving a merger is required to approve a merger if: (1) the agreement of merger does not amend the charter of the corporation; (2) each share of stock of the corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation thereafter; and (3) the number of shares of common stock of the corporation to be issued in the merger,

Tower Ltd.	Tower
application made within a one-month period form the date of the offeror's notice of its intention to acquire such shares) orders otherwise. *Amalgamations and mergers:* Pursuant to Bermuda law, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by Tower Ltd.'s Board of Directors and by its shareholders. Unless Tower Ltd.'s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be not less than two persons holding or representing more than one-third of the issued shares of Tower Ltd. The required vote of shareholders may be reduced by a company's bye-laws. For purposes of approval of an amalgamation or merger, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation or merger. Any shareholder who does not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may, within one month of receiving Tower Ltd.'s notice of shareholder meeting to consider the amalgamation, apply to the court to appraise the fair value of his shares. If a merger or amalgamation proceeds prior to the appraisal and the amount paid to the dissenting shareholder is less than that appraised by the court the amalgamated or surviving company shall, within one month of such appraisal, pay to such shareholder the difference between the amount already paid is less than that appraised by the court. No appeal will lie from an	if any, does not exceed 20% of the number of shares outstanding immediately prior to the merger.

	Tower Ltd.	Tower
	appraisal by the court. The costs of any application to the court shall be in the discretion of the court.	
Inspection of Books and Records; Shareholder Lists	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include Tower Ltd.'s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public upon payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge.	Under the DGCL, any stockholder may inspect Tower's books and records for a proper purpose. Under Section 219 of the DGCL, the officer who has charge of the stock ledger of a corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of registered shares in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (1) on a reasonably accessible network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (2) during normal business hours, at the principal place of business of the corporation.
	The shareholders have the additional rights to inspect the minutes of general meetings and Tower Ltd.'s audited financial statements, which must be presented to the annual general meeting. The Companies Act requires every company to maintain minutes of all its general meetings and to make them open for inspection for not less than two hours each day, subject to such reasonable restrictions as Tower Ltd. may impose. Any shareholder is entitled to be furnished with a copy of such minutes within seven days of requesting in that behalf to Tower Ltd. and on the payment of a reasonable charge.	Under Tower's amended and restated by-laws, a complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order showing the address of each such stockholder and the number of shares registered in such stockholder's name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during normal business hours for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

	Tower Ltd.	Tower
	Additionally, a shareholder may require Tower Ltd. to send him or her a copy including all alterations of the memorandum and bye-laws of Tower Ltd., subject to the payment by the member of the cost thereof. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.	The stockholders list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any stockholder who is present. Under the DGCL, this list is the only evidence as to who are the stockholders entitled by this section to examine the list or to vote in person or by proxy at any stockholder meeting.
Appraisal Rights/Dissenters' Rights	Under Bermuda law, a dissenting shareholder of an amalgamating company that does not believe it has been offered fair value for its shares may apply to the court to appraise the fair value of its shares. Where the court has appraised any such shares and the amalgamation has been consummated prior to the appraisal then, within one month of the court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the court the amalgamated company shall pay to such shareholder the difference between the amount paid to such shareholder and the value appraised by the court.	Under the DGCL, in certain situations, appraisal rights may be available in connection with a merger or a consolidation. Appraisal rights are not available under the DGCL to stockholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger under Section 251(f) of the DGCL. In addition, no appraisal rights are available under Delaware law to holders of shares of any class of or series of stock which is either listed on a national securities exchange or held of record by more than 2,000 stockholders. Notwithstanding the above, appraisal rights will be available to those stockholders who are required by the terms of the merger or consolidation to accept for that stock anything other than: • shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; • shares of stock of another corporation, or depository receipts in respect thereof, which, as of the effective date of the merger or consolidation, are listed on a national securities exchange or held of record by more than 2,000 stockholders; • cash in lieu of fractional shares or fractional depository receipts in the foregoing paragraphs; or

	Tower Ltd.	Tower
		• any combination of the items listed above.
Shareholder's and Derivative Suits	The rights of shareholders under Bermuda law are generally not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda in most circumstances. Notwithstanding the foregoing, the Bermuda courts ordinarily would be expected to follow English case law as precedent, which would permit a shareholder to commence a derivative action in Tower Ltd.'s name to remedy a wrong done to Tower Ltd. where an act is alleged to be beyond its corporate power, is illegal or would result in the violation of its memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of Tower Ltd.'s shareholders than actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the court, which may make such order as it sees fit, including an order regulating the conduct of Tower Ltd.'s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by Tower Ltd.	The DGCL requires that the stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or that he received the stock by operation of law from a person who was such a stockholder. In addition, the stockholder must remain a stockholder throughout the litigation. Furthermore, a stockholder may not sue derivatively unless he or she first makes a demand on the corporation that it bring suit and such demand has been refused, unless it is shown that the demand would have been futile.
Preemptive Rights; Stock Designations	Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company's shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and Tower Ltd.	Under the DGCL, no security holders of a corporation shall have preemptive rights unless, and except to the extent that, such rights are provided in the corporation's certificate of incorporation.

	Tower Ltd.	Tower
	Common Shares: Tower Ltd.'s amended and restated bye-laws are silent with respect to preemptive rights for holders of Tower Ltd. common shares. *Preferred Shares:* Tower Ltd.'s amended and restated bye-laws permit the Board of Directors to determine the powers, preferences and rights and qualifications, limitations or restrictions granted or imposed on any wholly-unissued series of preferred shares.	*Common Stock:* Tower's amended and restated certificate of incorporation is silent with respect to preemptive rights for holders of Tower common stock. *Preferred Stock:* Tower's amended and restated certificate of incorporation permits the Board of Directors to determine the powers, preferences and rights and qualifications, limitations or restrictions granted or imposed on any wholly-unissued series of preferred stock.
Required Purchase and Sale of Shares; Short Form Merger	An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways: • By a procedure under the Companies Act known as a "scheme of arrangement." A scheme of arrangement could be effected by obtaining the agreement of Tower Ltd. and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders (excluding shares owned by the acquirer) present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement; • If the acquiring party is a company it may compulsorily acquire all the shares of the target Bermuda company by acquiring, pursuant to a tender offer, 90% of the shares or class of shares not already owned by, or by a	Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of stock of its subsidiary that are entitled to vote on a merger, the parent's Board of Directors is authorized to merge itself into the subsidiary or to merge the subsidiary corporation into the parent without the approval of either corporation's stockholders and without the approval of the subsidiary's Board of Directors; *provided* that one of the companies involved in such merger is a Delaware corporation, while the other is either a Delaware corporation or a corporation organized in a domestic or alien jurisdiction that permits a corporation of such jurisdiction to merge with a corporation of another jurisdiction; *provided*, further, that if the parent corporation is not the surviving corporation, the resolution of the parent corporation's board approving the merger and setting forth the terms thereof shall be approved by the stockholders of the parent corporation. When completing a short form merger under Delaware law, where all of the shares of the subsidiary corporation are not owned by the parent corporation, a company has a statutory duty to send the target stockholders a copy of Section 262 of the DGCL, Delaware's appraisal statute, and a notice informing them about the approval of the merger, the

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nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders could be compelled to sell their shares unless the court (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise; or • Where one or more parties holds not less than 95% of the shares or a class of shares of a Bermuda company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.	effective date of the merger and such stockholders' right to seek appraisal.